Exhibit 1

Management’s
Discussion and
Analysis
Sun Life Financial Inc.
For the Year Ended December 31, 2008
February 11, 2009
Life’s brighter under the sun

Management’s Discussion and Analysis
TABLE OF CONTENTS

Enterprise Mission, Vision, Values and Strategy	4
Financial Performance and Objectives	5
Business Overview	6
Business Segment Overview	7
Outlook	11
Corporate Developments	11
Critical Accounting Estimates	12
Accounting Policies	17
Non-GAAP Financial Measures	18
Financial Highlights	20
Consolidated Results of Operations	21
Investments	28
Business Segment Results	33
SLF Canada	34
SLF U.S.	38
MFS	42
SLF Asia	44
Corporate	47
Risk Management	48
Financial Position and Liquidity	53
Legal and Regulatory Proceedings	60
Controls and Procedures	60

Sun Life Financial Inc.	1

MANAGEMENT’S DISCUSSION AND ANALYSIS
In this Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2008, and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2008 is not available, information available for the latest period before December 31, 2008 is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) and Annual Information Form (AIF) for the year ended December 31, 2008, and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance based on financial measures prepared in accordance with GAAP, including earnings, earnings per share (EPS), fully diluted EPS and return on equity (ROE). Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations within the reporting period. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. The Company also reviews adjusted revenue which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue and a reconciliation to revenue is included in this MD&A under the heading Revenue on page 23. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS Investment Management (MFS). Other non-GAAP financial measures used by the Company include sales, and premiums and deposits. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in this annual MD&A under the heading Non-GAAP Financial Measures on page 18 and the Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Forward-looking Statements
Certain statements contained or incorporated by reference in this MD&A, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of Sun Life Financial including those set out in this MD&A under Enterprise Mission, Vision, Values and Strategy, Financial Performance and Objectives, Business Overview, Business Segment Overview, Outlook, Critical Accounting Estimates, Investments, SLF Canada, SLF U.S., MFS, SLF Asia, Corporate, and Financial Position and Liquidity. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. The forward-looking statements contained or incorporated by reference in this MD&A are stated as of the date hereof, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under Critical Accounting Estimates on page 12 and Risk Management on page 48 of this MD&A and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the performance of equity markets; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; risks related to market liquidity; market conditions that adversely affect the company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the impact of mergers and acquisitions; the performance of the Company’s

Sun Life Financial Inc.	2

MANAGEMENT’S DISCUSSION AND ANALYSIS
investments and investment portfolios managed for clients such as segregated and mutual funds; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; currency exchange rate fluctuations; the cost, effectiveness and availability of risk-mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; the impact of adverse results in the closed block of business; the ineffectiveness of risk management policies and procedures and the potential for financial loss related to changes in the environment. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Financial Inc.	3

MANAGEMENT’S DISCUSSION AND ANALYSIS
Enterprise Mission, Vision, Values and Strategy
Mission
To help customers achieve lifetime financial security
Vision
To be an international leader in protection and wealth management
Values
These values guide us in achieving our strategy:
  Values

Integrity	We are committed to the highest standards of business ethics and good governance.

Engagement	We value our diverse, talented workforce and encourage, support and reward them in contributing to the full extent of their potential.

Customer Focus	We provide sound financial solutions for our customers and always with their interests in mind.

Excellence	We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.

Value	We deliver value to the customers and shareholders we serve and to the communities in which we operate.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

We will work to achieve our strategy through focused execution of the following five enterprise priorities:

Priorities

Generate value- building growth	Sustain profitable top-line growth and deliver on key medium-term financial targets.

Intensify customer focus	Meet the needs of our customers by delivering top quality products and services that are grounded in consumer insight.

Enhance productivity and efficiency	Continuously improve productivity and efficiency to increase competitiveness.

Strengthen risk management	Enhance risk management processes and practices to maximize shareholder value.

Foster innovation	Embed creativity and innovation throughout the organization to improve business results and gain competitive advantage.

Sun Life Financial Inc.	4

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Performance and Objectives
The Company’s 2008 medium-term objectives were established for a three-to-five year period, with an operating EPS growth objective of 10% per annum on average and a medium-term operating ROE goal of 15% on a sustainable basis(1).
The 2008 medium-term objectives were based on the assumptions described below relating to equity market performance, interest rates and credit markets and the Company’s economic and business outlook at the time. During 2008, equity markets experienced significant volatility and steep declines, interest rates fell throughout the year as central banks around the globe took action to stimulate the economy and credit conditions deteriorated leading to asset impairments, significant credit spread widening and credit-related write-downs. This volatile economic environment created significant headwinds in 2008 and impeded the Company’s progress in attaining its medium-term objectives.
The following table summarizes the differences between the assumptions used in establishing Sun Life Financial’s medium-term objectives and the actual experience in 2008.

Factor	Assumption	2008 Experience
Equity Markets	A rise in the annual level of equity market indices, primarily the S&P 500, by approximately 7%-8%	The S&P 500 fell by 38%, while the S&P/TSX Composite Index fell by 36%. Steep declines in equity markets resulted in charges of $1,051 million to net income
Interest Rates
	Near-term stability in North American interest rates across the yield curve and over the longer term, interest rates that are generally higher than statutory or contractual minimums required on certain guaranteed products offered by the Company	Interest rates on government treasuries in Canada and the U.S. fell by a range of 67 basis points (bps) to 316 bps. Declining interest rates resulted in charges of $43 million to net income
Credit	A credit environment within historical norms	Asset impairments, credit-related losses and the impact of wider credit spreads resulted in charges of $1,264 million to net income
Currency	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the British pound sterling	The change in the Canadian dollar relative to foreign currencies reduced the Company’s net income by $214 million

It is evident that severe economic challenges will extend well into 2009 and the economic volatility and uncertainty reflected in the Company’s 2008 results will continue to impact the Company’s financial performance.
In light of the volatile economic conditions that continue to persist into 2009, the Company has revised its medium-term objectives. The medium-term objectives will be to achieve an operating ROE in the 13-15% range over a three-to-five year period and maintain a strong capital position and effective capital deployment. The Company’s medium-term objectives remain based on the assumptions with respect to equity markets, interest rates, credit and currency described in more detail in the table above. In addition, they are based on current levels.

Additional discussion on the impact of market volatility on the Company’s financial results can be found under the heading Outlook on page 11.

(1)	Operating EPS and operating ROE are non-GAAP financial measures. For additional information, see the section under the heading Non-GAAP Financial Measures on page 18.

Sun Life Financial Inc.	5

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company expects to maintain the current level of dividends, which are subject to the approval of the Board of Directors each quarter, provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. The information concerning future dividends is a forward-looking statement and is based on the assumptions set out and subject to the risk factors described under Forward-looking Statements on page 2. Additional information is provided under the heading Shareholders’ Dividends on page 57.
The Company currently has no intention of repurchasing common shares.
Business Overview
Sun Life Financial is a leading international financial services organization, offering a diverse range of life and health insurance, savings, investment management, retirement, and pension products and services to both individual and corporate customers. Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom business unit (SLF U.K.) and Corporate Support operations, which include the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Beginning in the fourth quarter of 2008, the Company began consolidating the results of SLF Reinsurance into Corporate Support as the Company is de-emphasizing certain aspects of the reinsurance business.
Financial information on the Company’s business segments is presented in this MD&A in both Canadian dollars and the segment’s local currency where appropriate.
The Company’s business model is one of balance as it strives to establish scale and scope in each of the diversified markets in which it chooses to compete. It weighs the higher growth prospects in emerging markets against the relative stability of more mature operations. In a similar way, the Company’s stable protection business balances the relatively more volatile wealth management business. It also ensures that customers have access to complementary insurance, retirement and savings products that meet their specific needs at every stage of their lives. The following table shows the Company’s products by business segment.

Products	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate

Individual life insurance	■	■		■	■
Individual annuity and savings	■	■		■	■
Group life and health	■	■		■
Group pension and retirement	■			■
Mutual funds	■		■	■
Asset management	■	■	■	■
Individual health insurance	■			■
Reinsurance (life retrocession)					■

The Company’s strong focus on multi-channel distribution offers customers choices as to how and when they purchase products and access services.

Distribution Channels	SLF Canada	SLF U.S.	MFS	SLF Asia

Direct sales agents	■			■
Independent and managing general agents	■	■		■
Financial intermediaries (e.g., brokers)	■	■	■	■
Banks		■	■	■
Pension and benefit consultants	■	■	■	■
Direct sales (including Internet and telemarketing)	■			■

Sun Life Financial Inc.	6

MANAGEMENT’S DISCUSSION AND ANALYSIS
Business Segment Overview

   SLF Canada

   2008 Priorities

•   Continue to increase Individual Insurance and Investment sales through the Sun Life Financial Advisor Sales Force and the Wholesale distribution channel by enhancing distribution capabilities with a focus on lifetime relationships and holistic advice
•   Continue to build and expand the retirement rollover business by providing advice and incorporating group life and health products
•   Continue to increase market share in the small to medium-sized group business market segments
•   Continue to maintain disciplined focus on expense management

   2008 Achievements

•   SunWise Elite Plus was enhanced to include guaranteed income for life to help meet the needs of Canadians who are focused on the income phase of their retirement planning. This new product contributed to an overall increase of 44% in Individual segregated fund sales over 2007
•   The Sun Life Financial Advisor Sales Force grew in 2008, with a net gain of 91 advisors
•   Group Retirement Services (GRS) grew its sales by 18% compared to 2007 as a result of the increased placement of large plans. 2008 sales also included $736 million of retained assets from members leaving their employers’ defined contribution plans, representing a record retention rate of 42%
•   Sales in the small and medium-sized group business segments were maintained at 2007 levels despite the challenging competitive environment, reflecting SLF Canada’s solid position in these markets
•   Overall operating expenses decreased 3% from 2007 levels, demonstrating productivity improvements while achieving client satisfaction targets

   2009 Priorities

•   Increase Individual Insurance and Investment sales through the Sun Life Financial Advisor Sales Force and Wholesale distribution partners, including CI Financial, with a focus on lifetime relationships, holistic advice and product development
•   Build sales by leveraging product and service capabilities and the relationship with group plan members through voluntary benefit offerings, expanding the retirement rollover business with new life and health products
•   Continue to emphasize risk management including de-risking the segregated fund products where appropriate to better align fees, benefits and hedging strategies
•   Continue to focus on improving productivity through disciplined expense management, while maintaining a high level of customer satisfaction

Sun Life Financial Inc.	7

MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF U.S.

2008 Priorities
    •   Grow sales by maintaining and increasing product competitiveness across all lines of business through innovation and quality service
    •   Integrate the Genworth Employee Business Group (EBG) business, leveraging the expanded distribution force
    •   Deepen distribution relationships through improved service and enhanced marketing
    •   Leverage product and innovation skills to expand in global markets

2008 Achievements
    •   SLF U.S. delivered innovative products to the marketplace, introducing additional proprietary life products and new annuity living benefits. Although gross sales were down in the face of a challenging economic environment, redemption experience improved
    •   The Genworth EBG business was successfully integrated during the year, resulting in overall growth in the Employee Benefits Group business, with common shareholders’ net income up 6% and overall sales increased by 22% in 2008 over 2007
    •   Bermuda International operations launched its next generation investment product, Sun Secured Advantage, offering high net worth clients in Latin America, Asia and the Middle East a wide range of investment options from around the world to help build, preserve and transfer their wealth

2009 Priorities
    •   Implement recommendations from a strategic review initiated in the fourth quarter of 2008, including rationalizing Individual Insurance and Annuity product lines to focus on core products
    •   De-risk the variable annuity products through redesign to better align fees, benefits and hedging strategies and to simplify the product suite
    •   Implement a new, industry-leading customer acquisition and policy administration system in the Employee Benefits Group business
    •   Continue to enhance risk and capital management activities to preserve financial strength amidst ongoing economic uncertainty
    •   Create a centralized distribution platform and work to better align the distribution strategy with the target markets and channels of each product
    •   Invest in strengthening marketing capabilities and creating stronger brand awareness
    •   Monitor and respond to the economic environment, including continued focus on managing expenses and improving efficiency to better align with pricing allowances
    •   Continue value-building growth both organically and through the pursuit of merger and acquisition opportunities

Sun Life Financial Inc.	8

MANAGEMENT’S DISCUSSION AND ANALYSIS

MFS
2008 Priorities
• Sustain long-term investment performance • Improve U.S. domestic mutual fund net sales • Continue expansion of institutional distribution footprint
2008 Achievements

•   U.S. retail investment performance improved during 2008, with 86% of MFS’s fund assets ranking in the top half of their respective three-year Lipper categories as at December 31, 2008, compared with 75% as at December 31, 2007. MFS domestic retail funds with Class A share assets that rated 4 or 5 stars according to Morningstar more than doubled at December 31, 2008 compared with December 31, 2007
•   MFS ranked fourth overall out of 59 firms for one-year asset-weighted returns in the 2008 Lipper/Barron’s Best Fund Family Survey. MFS also had overall rankings of fourth for five years and fifth for ten years in the survey. MFS was the only fund family mentioned as having a top five or better finish for one, five and ten years in the 2008 rankings
•   MFS improved U.S. domestic net redemptions by approximately US$100 million in a year when the U.S. mutual fund industry experienced US$180 billion in net outflows compared with US$216 billion in net inflows during 2007
•   MFS continued its non-U.S. distribution expansion, opening new offices in Australia and Hong Kong, and expanding the institutional sales force coverage in Western Europe, Taiwan and Japan

2009 Priorities

•   Sustain long-term investment performance
•   Expand institutional product offerings and sales
•   Improve U.S. domestic mutual fund net sales
•   Maintain competitive profit margins by managing discretionary expenses

Sun Life Financial Inc.	9

MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF Asia

2008 Priorities

•    Achieve operational efficiencies through regional centres of excellence
•    Expand product offerings, including innovative health insurance solutions
•    Leverage global expertise to explore wealth management opportunities in new markets
•    Strengthen distribution management and expand alternate distribution by leveraging regional expertise
•    Increase opportunities to cross-sell to existing customers
•    Continue accelerated expansion in India

2008 Achievements

•    Established the Regional Office centre of excellence to roll out best practices in operational processes. In India, the centre of excellence provides professional support (such as underwriting) to the India joint venture
•    Launched a series of innovative products in response to lowering demand for investment-linked products, including health products and riders
•    Launched principal protect products in India and in the Philippines, leveraging Sun Life’s global wealth management expertise
•    Established several new telemarketing relationships with large banks in Indonesia, expanded the telemarketing channel in China with the opening of a second call centre in Tianjin
•    Expanded the India life insurance joint venture’s reach with the opening of 261 branches, bringing the total to 600 branches, and the asset management joint venture opened 42 branches to expand its distribution reach to 116 branches

2009 Priorities
• Leverage consumer insights to launch innovative products reflecting each market’s specific needs
• Make it easier for customers to do business with the Company by providing Internet services, enabling the Company to create better customer experiences
• Deliver products to customers through direct channels, such as telemarketing, and leverage call centre capabilities for cross-selling opportunities
• Enhance distribution management, implementing best practices in such areas as agency recruitment and training
• Enhance operational efficiencies and productivity by sharing best practices and leveraging regional technology

Sun Life Financial Inc.	10

MANAGEMENT’S DISCUSSION AND ANALYSIS
Outlook
After several years of relatively stable markets, 2008 was characterized by unprecedented levels of economic volatility and market turmoil. The governments and central banks around the world have taken steps aimed at restoring capital markets however, it will take time before any meaningful confidence is restored, and the economic difficulties will continue into 2009.
The extent to which economic conditions will impact the financial results of the Company will largely be a function of the state of equity markets and the credit environment in 2009. The manner in which economic factors impact the earnings of the Company is summarized below.

Scenario	Equity	Credit

Recovery to pre-crisis levels	• Release reserves for fees and guarantees • Asset management fees improve	• Lower levels of defaults • Release reserves on narrower credit spreads

Reset growth from current levels	• Stable reserve levels • Lower fee income on stable asset base	• Defaults in line with historical averages • Credit spreads narrowing to historical levels

Further deterioration of the macro environment	• Increased reserves for guarantee benefits, net of hedging and lower fee income • Lower fee income on a reduced asset base	• More defaults/impairments • Increased reserves for defaults • Impact of wider credit spreads continues

Sun Life Financial’s mission to help customers achieve lifetime financial security requires that the Company be well capitalized. During these unprecedented disruptions in capital markets, Sun Life Financial will leverage its strong capitalization and enterprise-wide risk management programs, well-diversified balance sheet and expense management focus to capitalize on growth opportunities.
Corporate Developments
The following developments occurred in 2008.
CI Financial Disposal
On December 12, 2008, SLF Inc. sold its 37% interest in CI Financial Income Fund (CI Financial) to The Bank of Nova Scotia (Scotiabank) for $2.2 billion. The proceeds included $1.55 billion in cash and the balance in common and preferred shares of Scotiabank. An after-tax gain of $825 million was included in the 2008 financial results.
Share Repurchase Program
In 2008, SLF Inc. purchased and cancelled 4.8 million common shares at a cost of $217 million under its share repurchase program.
Quarterly Shareholders’ Dividends
In 2008, SLF Inc. increased its quarterly common share dividend by 6%. The quarterly dividend payout per common share was increased from $0.34 to $0.36 in the first quarter of 2008. Common shareholder dividends paid in 2008 were $1.44 per common share compared to $1.32 in 2007, an increase of 9%.

Sun Life Financial Inc.	11

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financing Arrangements
On January 30, 2008, SLF Inc. issued $400 million of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures (Series 2008-1) due in 2023.
On June 26, 2008, SLF Inc. issued $350 million of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures (Series 2008-2) due in 2018.
Additional details of these financing arrangements can be found on page 55 in this MD&A in the Capital section under the heading Financial Position and Liquidity and in Note 13 to SLF Inc.’s 2008 Consolidated Financial Statements.
Critical Accounting Estimates
SLF Inc.’s significant accounting and actuarial policies are described in Notes 1, 2, 5 and 9 to its 2008 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.
Benefits to Policyholders
The Company’s benefit payment obligations are estimated over the life of its annuity and insurance products based on internal valuation models and are recorded in its financial statements, primarily in the form of acturial libilities. The determination of these obligation is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to volatility or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and
•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
With the passage of time and the resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually, and revisions are made where deemed necessary and prudent.
Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, and their significance to the Company’s financial conditions and results of operations are described on the following page.
The sensitivities presented measure the estimated impact on net income and capital based on a starting point of December 31, 2008 and immediate changes in interest rates and equity market prices noted below as well as business mix on that date. Changes to the starting point, interest rates, equity market prices and business mix will result in different estimated sensitivities. Further changes to interest rates and equity market prices in excess of the ranges illustrated will result in greater than proportional impacts.

Sun Life Financial Inc.	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Estimate	Determination Methodology and Assumptions	Financial Significance (measured as at December 31, 2008)

Equity markets — the value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of equity markets

•    The calculation of actuarial liabilities for equity market-sensitive products includes adequate provisions to absorb moderate changes in rates of equity market return with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries

•    For participating insurance and universal life products, a large portion of the effect of equity market changes is passed through to policyholders as changes in the amounts of dividends declared or in the rate of interest credited

•    Products such as segregated fund and annuity option guarantees are affected by equity movements even though mitigating hedging programs are in place

•    An immediate 10% increase across all equity and real estate markets would result in an estimated increase in net income of $250 million to $300 million

•    An immediate 10% decrease across all equity and real estate markets would result in an estimated decrease in net income of $275 million to $350 million

•    A 100 basis point reduction in assumed future equity and real estate returns would result in an estimated decrease in net income of $500 million to $600 million

Interest rates — the value of the Company’s policyholder obligations for all policies is sensitive to changes in interest rates

•    The calculation of actuarial liabilities for all policies includes adequate provisions to absorb moderate changes in interest rates with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries

•    The major part of this sensitivity is offset with a similar sensitivity in the value of the Company’s assets held to support liabilities

•    For certain product types, including participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in interest rates is largely passed through to policyholders as changes in the amount of dividends declared or in the rate of interest credited

•    An immediate 1% parallel increase in interest rates across the entire yield curve would result in an estimated increase in net income of $100 million to $150 million

•    An immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $150 million to $200 million

Asset default provisions are included in actuarial liabilities for possible future asset defaults and loss of asset value on current assets and future purchases

•    The amount included in actuarial liabilities is based on possible reductions in the expected future investment yield depending on the creditworthiness of the asset

•    The underlying assumptions for bonds and mortgages are derived from long-term studies. For bonds they are based on total U.S. market experience and for mortgages on company experience

•    Asset default provisions included in actuarial liabilities amounted to $2.3 billion on a pre-tax basis as at December 31, 2008. The amount excludes defaults that can be passed through to participating policyholders and the projected reductions in the value of equity and real estate assets supporting actuarial liabilities.

Sun Life Financial Inc.	13

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Estimate	Determination Methodology and Assumptions	Financial Significance (measured as at December 31, 2008)

Mortality — the rate of death for defined groups of people
•    Generally based on the Company’s average five-year experience
•    Industry experience considered where the Company’s experience is not sufficient
•    Where lower mortality rates result in an increase in actuarial liabilities, the mortality rates are adjusted to reflect estimated future improvements in life span
•    Where lower mortality rates result in a decrease in actuarial liabilities, the mortality rates do not reflect any future improvement that might be expected

•    For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income by about $120 million
•    For life insurance products for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $10 million
•    For annuities for which lower mortality would be financially adverse to the Company, a 2% decrease in the mortality assumption would decrease net income by about $80 million

Morbidity — both the rates of accident or sickness and the rates of subsequent recovery for defined groups of people
•    Generally based on the Company’s average five-year experience
•    Industry experience considered where the Company’s experience is not sufficient
•    Long-term care and critical illness insurance assumptions developed in collaboration with reinsurers and largely based on their experience
•    For those benefits where the Company or industry experience is limited, larger provisions for adverse deviation are included
• For products for which the morbidity is a significant assumption, a 5% adverse change in that assumption would reduce net income by about $120 million

Policy termination rates — the rates at which policies terminate prior to the end of the contractual coverage periods
•    Generally based on the Company’s average five-year experience
•    Industry studies used where the Company’s experience is not sufficient
•    Rates may vary by plan, age at issue, method of premium payment and policy duration
•    Assumptions for premium cessation occurring prior to termination of the policy required for universal life contracts

•    For products for which fewer terminations would be financially adverse to the Company, net income would decrease by about $190 million if the termination rate assumption were reduced by 10%
•    For products for which more terminations would be financially adverse to the Company, net income would decrease by about $180 million if the termination rate assumption were increased by 10%

Operating expenses and inflation — actuarial liabilities provide for future policy-related expenses
•    Mainly based on recent Company experience using an internal expense allocation methodology
•    The increases assumed in future expenses are consistent with the future interest rates used in the scenario testing under the standards established by the Canadian Institute of Actuaries
• A 5% increase in unit expenses Company-wide would result in a decrease in net income of about $140 million

Sun Life Financial Inc.	14

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fair Value of Investments
As described in Notes 1 and 2 to SLF Inc.’s 2008 Consolidated Financial Statements, the majority of the Company’s financial assets are recorded at fair value in accordance with the changes in the Canadian investment accounting rules adopted in 2007.
Held-for-trading and available-for-sale bonds and stocks are recorded at fair value. Changes in fair value of held-for-trading assets are recorded in income while changes in fair value of available-for-sale assets are recorded in other comprehensive income (OCI), a component of equity. The fair value of publicly traded fixed maturity and equity securities is determined using quoted market bid prices in active markets that are readily and regularly obtainable, when available. When quoted prices in active markets are not available, management judgment is required to estimate the fair value using market standard valuation methodologies, which include matrix pricing, consensus pricing from various broker dealers that are typically the market makers, discounted cash flows, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are primarily using observable market inputs, which include, but are not limited to, benchmark yields, issuer spreads, reported trades of identical or similar instruments and prepayment speeds. Prices obtained from independent pricing services are validated through back-testing to trade data, comparisons to observable market inputs or other economic indicators, and other qualitative analysis to ensure that the fair value is reasonable. For fair value that is based solely on non-binding broker quotes that cannot be validated to observable market data, the Company typically considers the fair value to be based on unobservable inputs, due to a general lack of transparency in the process that the brokers use to develop the prices. The changes in fair value of assets with unobservable market inputs backing actuarial liabilities are expected to be largely offset by changes in those liabilities.
The fair value of non-publicly traded bonds is determined using a discounted cash flow approach that includes provisions for credit risk, liquidity premium, and the expected maturities of the securities. Since quoted market prices are not readily and regularly obtainable, management judgment is required to estimate the fair value of these bonds. The valuation techniques used are based primarily on observable market prices or rates.
Derivative financial instruments are recorded at fair value with changes in fair value recorded to income unless the derivative is part of a qualifying hedging relationship. The fair value of derivative financial instruments depends upon the type of derivative and is determined primarily using observable market inputs. Fair values of exchange-traded futures are based on the quoted market prices. When quoted market prices are not readily available, management estimates fair value using valuation models dependent on the type of the derivative. The fair value of interest rate and cross-currency swaps and forward contracts is determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of common stock index swaps and options is determined using the value of underlying securities or indices and option pricing models using index prices, projected dividends and volatility surfaces.
Real estate held for investment is initially recorded at cost and the carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. The fair value of real estate is determined by external appraisals, using expected future net cash flows discounted at current market interest rates.
Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and corporate loans is determined by discounting the expected future cash flows using current market interest rates with similar credit risks and terms to maturity.
Due to their nature, the fair values of policy loans and cash are assumed to be equal to their carrying values, the amounts that these items are recorded at on the balance sheet. Cash equivalents and short-term securities are recorded at fair value, which is determined based on market yields.
Other invested assets designated as held-for-trading and available-for-sale are primarily investments in segregated funds and mutual funds. These are reported on the consolidated balance sheets at fair value. The fair values of other invested assets are determined by reference to quoted market prices. Other invested assets designated as available-for-sale also include investments in limited partnerships, which are accounted for at cost.
Other-than-Temporary Impairment of Financial Assets and Allowance for Investment Losses
Changes in the fair value of available-for-sale bonds and stocks are recorded to unrealized gains and (losses) in OCI.
Available-for-sale bonds are tested for impairment on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal. Where there is objective evidence that an available-for- sale bond is impaired and the decline in value is considered other-than-temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets. Once an

Sun Life Financial Inc.	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI and tested for further impairment quarterly. Interest is no longer accrued and previous interest accruals are reversed.
Available-for-sale stocks are tested for impairment on a quarterly basis. Objective evidence of impairment for stocks includes a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover. The accounting for other-than-temporarily impaired available-for-sale stocks is the same as described previously for available-for-sale bonds.
During the year ended December 31, 2008, the Company wrote down $318 million of impaired available-for-sale assets as compared to $35 million during the year ended December 31, 2007. Approximately $28 million of the write-down during 2008 related to impaired available-for-sale bonds that were part of fair value hedging relationships. These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover, or due to issuer bankruptcy. These write-downs are included in net gains (losses) on available-for-sale assets in the consolidated statements of operations.
During 2008, the net charge to the income statement attributable to impairments of held-for-trading assets backing actuarial liabilities amounted to $608 million, while it was nil in 2007.
Mortgages and corporate loans are carried at amortized cost, net of allowances for losses. A mortgage or loan is classified as impaired when there is no longer assurance of the timely collection of the full amount of principal and interest. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. The use of different methodologies and assumptions may have a material effect on the estimates of net recoverable amount. Management considers various factors when identifying the potential impairment of mortgages and corporate loans. In addition to the Company’s ability and intent to hold these invested assets to maturity or until a recovery in value, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values. Increases in the allowances are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired.
Goodwill and Other Intangibles
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. Goodwill is not amortized, but is assessed for impairment by comparing the carrying values of the appropriate reporting units to their respective fair values. Goodwill is assessed for impairment annually. Goodwill assessment may occur in between annual periods if events or circumstances occur that may result in the fair value of a business segment falling below its carrying amount. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value. The fair value of the business and subsidiary segments is determined using various valuation models which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2008, none of the goodwill was written down due to impairment.
The Company had a carrying value of $6.6 billion in goodwill as at December 31, 2008. The goodwill consisted primarily of $3.7 billion arising from the 2002 Clarica acquisition, $1.5 billion arising from the acquisition of Keyport Life Insurance Company in the United States in 2001, $535 million arising from the acquisition of CMG Asia Limited (CMG Asia) in Hong Kong in 2005 and $368 million arising from the acquisition of the Genworth EBG business in 2007. Goodwill of $377 million related to the Company’s equity holdings in CI Financial was disposed of with the sale of the Company’s investment in CI Financial in the fourth quarter of 2008.
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangibles are amortized, while indefinite-life intangibles are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the indefinite life intangible assets’ carrying values to their fair values. If the carrying values of the assets exceed their fair values, these assets are considered impaired and a charge for impairment is recognized. The fair value of intangible assets is determined using various valuation models which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. During 2008, none of the indefinite life intangible assets were written down due to impairment.
The Company’s indefinite-life intangible assets had a carrying value of $275 million as at December 31, 2008. These indefinite-life intangible assets reflected fund management contracts and state licenses. Indefinite-life intangibles of $757 million related to the investment in CI Financial and included in Other Invested Assets were divested with the sale of the Company’s investment in CI Financial in the fourth quarter of 2008.

Sun Life Financial Inc.	16

MANAGEMENT’S DISCUSSION AND ANALYSIS
As at December 31, 2008, the Company’s finite-life intangible assets had a carrying value of $603 million that reflected the value of the field force and asset administration contracts acquired as part of the Clarica Life Insurance Company, CMG Asia and Genworth EBG business acquisitions. Finite-life intangibles of $9 million related to the investment in CI Financial and included in Other Invested Assets were divested with the sale of the Company’s investment in CI Financial in the fourth quarter of 2008.
Income Taxes
Sun Life Financial’s provision for income taxes is calculated based on the expected tax rules of a particular fiscal period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.
Pension Plans and Other Post-Retirement Benefits
The Company sponsors non-contributory defined benefit pension plans and defined contribution plans for eligible qualifying employees. In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and to their dependents upon meeting certain requirements. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits.
Due to the long-term nature of these plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, expected long-term rates of return on assets, rates of compensation increases, medical cost rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. Actual experience may differ from the assumed rates, which would impact the pension benefit expenses and accrued benefit obligations in future years. Details of the Company’s pension and post-retirement benefit plans and the key assumptions used for these plans are included in Note 22 to SLF Inc.’s 2008 Consolidated Financial Statements.
The following table provides the potential sensitivity of the benefit obligation and expense for pension and post-retirement benefits to changes in certain key assumptions based on pension and post-retirement obligations as at December 31, 2008. The sensitivities provided are hypothetical only, and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities. The sensitivities are forward-looking statements and are based on the assumptions set out and subject to the risk factors described under Forward-looking Statements on page 2.
Sensitivity of Key Assumptions

($ millions)	Pension		Other post-retirement
	Obligation	Expense	Obligation	Expense
Impact of a 1% change in key assumptions
Discount rate
Decrease in assumption	$383	$39	$30	$3
Increase in assumption	(328)	(38)	(26)	(2)

Expected long-term rate of return on plan assets
Decrease in assumption	—	(20)	—	—
Increase in assumption	—	20	—	—

Rate of compensation increase
Decrease in assumption	(64)	(13)	—	—
Increase in assumption	69	14	—	—
Accounting Policies
Changes in Accounting Policies in 2008
In 2008, SLF Inc. adopted the following accounting standards and policies. Additional information is provided in Note 2 to SLF Inc.’s 2008 Consolidated Financial Statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Capital Disclosures and Financial Instruments — Disclosure and Presentation
On January 1, 2008, the Company adopted three new Canadian Institute of Chartered Accountants (CICA) Handbook Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments — Disclosures; and Section 3863, Financial Instruments — Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861. Section 3862 requires enhanced financial instrument disclosures focusing on the nature and extent of risks arising from financial instruments and how the entity manages those risks. The required new disclosures are included in Notes 6 and 10 to SLF Inc.’s 2008 Consolidated Financial Statements.
Future Adoption
Goodwill and Intangible Assets
The CICA issued Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from international financial reporting standards. The Company adopted this new standard on January 1, 2009, and does not expect the adoption of this Section to have a material impact on the consolidated financial statements.
International Financial Reporting Standards (IFRS):
The Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. In order to prepare for the conversion to IFRS, Sun Life Financial has developed an IFRS changeover plan. This plan addresses key elements of the Company’s conversion to IFRS including:
•	Education and training requirements

•	Accounting policy changes

•	Information technology and data systems impacts

•	Impacts on business activities

•	Financial reporting requirements

•	Internal control over financial reporting
The IFRS changeover plan is well underway, with key IFRS standards analyzed and compared against Sun Life Financial’s current Canadian GAAP policies. As an insurer, one of the key steps in the accounting policy change analysis is the classification of insurance contracts for IFRS reporting purposes; this exercise is now substantially complete. Work is on-going on assessing other accounting policy changes, including a review of the IFRS 1 options for first-time adoption.
A focused education and training plan for employees throughout the organization has been established and will continue to evolve throughout the implementation period and beyond.
As implications of the adoption are identified, information technology and data systems impacts are also being addressed. Impacts on business activities, both on a qualitative and quantitative basis, will be assessed as differences are identified between Sun Life Financial’s current accounting policies and IFRS.
As the implementation process develops, the Company expects to continue to revisit its changeover plan. Accordingly, changes to the plan may be required as more information on the adoption of IFRS becomes known.
Non-GAAP Financial Measures
Management evaluates the Company’s performance based on financial measures prepared in accordance with GAAP, including earnings, EPS, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which

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MANAGEMENT’S DISCUSSION AND ANALYSIS
excludes the impact of currency fluctuations within the reporting period. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. The company also reviews adjusted revenue which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Other non-GAAP financial measures used by the Company include sales, and premiums and deposits. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP.
Non-GAAP Items
The following amounts were not included in the Company’s operating earnings in the prior 3 years.
In the fourth quarter of 2008, the Company sold its 37% interest in CI Financial to Scotiabank for $2.2 billion. The after-tax gain of $825 million was not included in the 2008 operating earnings.
In 2007, the Company recorded after-tax charges to earnings of $10 million for re-branding expenses in Canada, $4 million for integration costs related to the acquisition of the Genworth EBG business, $43 million in relation to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium paid to redeem US$600 million of 8.53% Partnership Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust I.
In 2006, the Company recorded after-tax charges to income of $2 million for Hong Kong integration costs related to the acquisition of CMG Asia Limited and Commserve Financial Limited.

Reconciliation of Operating Earnings

($ millions)	2008					2007					2006
	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total

Reported earnings (loss) (GAAP)	129	(396)	519	533	785	555	577	590	497	2,219	2,089

After-tax gains (losses) on special items
Gain on sale of interest in CI Financial	825	—	—	—	825	—	—	—	—	—	—
Intangible asset write-down for Clarica brand	—	—	—	—	—	—	—	—	(43)	(43)	—
Premium to redeem Partnership Capital Securities	—	—	—	—	—	—	—	—	(18)	(18)	—
Re-branding expenses	—	—	—	—	—	(3)	(5)	(2)	—	(10)	—
Genworth EBG business integration costs	—	—	—	—	—	(2)	(1)	(1)	—	(4)	—
Hong Kong integration costs	—	—	—	—	—	—	—	—	—	—	(2)

Total special items	825	—	—	—	825	(5)	(6)	(3)	(61)	(75)	(2)

Operating earnings (loss)	(696)	(396)	519	533	(40)	560	583	593	558	2,294	2,091

The impact on the Company’s EPS of the items described above is summarized in the table below.
Impact of Special Items on Fully Diluted Operating EPS

($ per share)	2008	2007	2006

EPS(1) — Reported (GAAP)	1.37	3.85	3.58

Net gains (losses) on special items	1.47	(0.13)	—

EPS(1) — Operating	(0.10)	3.98	3.58

(1)	EPS refers to fully diluted earnings per share in the table.

Sun Life Financial Inc.	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Highlights

($ millions, unless otherwise noted)	2008	2007	2006

Common shareholders’ net income (loss)
Operating(1)	(40)	2,294	2,091
Reported	785	2,219	2,089
Basic reported EPS ($)	1.40	3.90	3.62
Fully diluted EPS ($)
Operating(1)	(0.10)	3.98	3.58
Reported	1.37	3.85	3.58
ROE (%)
Operating(1)	-0.3%	14.3%	13.8%
Reported	5.1%	13.8%	13.8%
Dividends per common share ($)	1.44	1.32	1.15
Dividend payout ratio(1) (%)	103%	34%	32%
Dividend yield(2) (%)	3.8%	2.5%	2.5%
Total revenue	15,563	21,188	24,287

Premiums, deposits and fund sales
Premium revenue, including administration services only
premium equivalents	16,799	16,124	17,327
Segregated fund deposits	10,919	13,320	8,753
Mutual fund sales	20,352	22,586	20,412
Managed fund sales	20,944	27,613	26,116

Total premiums, deposits and fund sales	69,014	79,643	72,608

Assets under management (AUM) (as at December 31)
General fund assets	119,833	114,291	117,831
Segregated fund net assets	65,762	73,205	70,789
Mutual fund assets	83,602	101,858	110,186
Managed fund assets	110,405	134,297	140,551
Other AUM	1,490	1,613	2,075

Total AUM	381,092	425,264	441,432

Capital (as at December 31)
Subordinated debt and other capital(3)	3,726	2,946	3,305
Participating policyholders’ equity	106	95	92
Total shareholders’ equity	17,303	17,122	17,092

Total capital	21,135	20,163	20,489

(1)	Operating earnings, fully diluted operating EPS, operating ROE and dividend payout ratio are non-GAAP measures and exclude certain items described on page 19 under the heading Non-GAAP Financial Measures. The dividend payout ratio represents the ratio of common shareholders’ dividends to common shareholders’ net income.

(2)	The dividend yield represents the common dividend per share as a percentage of the average of the high and low share price.

(3)	Other capital refers to Partnership Capital Securities and Sun Life ExchangEable Capital Securities (SLEECS). These securities qualify as capital for Canadian regulatory purposes. The Partnership Capital Securities were redeemed in May 2007. Additional information is available on page 54 under the heading Liquidity and on page 55 under the heading Capital.

Sun Life Financial Inc.	20

MANAGEMENT’S DISCUSSION AND ANALYSIS
Consolidated Results of Operations
Common Shareholders’ Net Income
Common shareholders’ net income of $785 million in 2008 decreased by $1,434 million from $2,219 million in 2007 and operating earnings, which excluded certain items outlined on page 19, fell by $2,334 million from 2007 to an operating loss of $40 million. These results reflected the capital market impacts of asset impairments and credit-related losses and equity markets to the Company’s businesses.
Earnings and EPS

($ millions, unless otherwise noted)	2008	2007	2006

Total net income	857	2,290	2,144
Less:

Participating policyholders’ net income	2	2	7
Dividends paid to preferred shareholders	70	69	48

Common shareholders’ net income	785	2,219	2,089
Adjusted for special items(1)	(825)	75	2

Operating earnings (loss)	(40)	2,294	2,091

Basic EPS ($) from:
Common shareholders’ net income	1.40	3.90	3.62
Operating earnings (loss) (1)	(0.07)	4.03	3.62

Diluted EPS ($) from:
Common shareholders’ net income	1.37	3.85	3.58
Operating earnings (loss) (1)	(0.10)	3.98	3.58

Common shareholders’ net income (loss) by segment

SLF Canada	645	1,050	995
SLF U.S.	(1,016)	581	448
MFS	194	281	234
SLF Asia	33	123	101
Corporate	929	184	311

Total	785	2,219	2,089

(1)	The impact of items not included in operating earnings is described on page 19 under the heading Non-GAAP Financial Measures.
Impact of Economic Environment
During the fourth quarter of 2008, the United States government officially pronounced that it was in a recession. The U.S. Treasury, Federal Reserve and central banks around the world took action throughout the year to counter a loss of confidence in financial markets as the economy continued to falter. The S&P 500 hit an eleven-year low in 2008, credit spreads across all fixed income products reached historically wide levels and market volatility skyrocketed. For the full year, the S&P/TSX Composite Index was down 36%, while the S&P 500 dropped 38%, marking the worst annual percentage decline in the index since the Great Depression. At year-end 2008, the 2-year U.S. Treasury rate of 0.76% was the lowest since regular sales began in 1975 and the 10-year declined by 181 bps.
Weak economic conditions, which persisted throughout 2008, had a significant impact on the financial results of the Company. The Company incurred charges to net income of $1.3 billion related to asset impairments and credit-related losses, including write-downs related to holdings in Lehman Brothers and Washington Mutual, as well as $1.1 billion related to equity market impacts as shown below.

Capital Market Impact on Earnings	Net Income ($ millions)	EPS ($)

Asset impairments & credit-related losses	(1,264)	(2.26)
Equity markets (net of hedging)	(1,051)	(1.88)
Interest Rates (net of hedging)	(43)	(0.08)

Total	(2,358)	(4.22)

Sun Life Financial Inc.	21

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fully diluted EPS decreased to $1.37 in 2008 from $3.85 in 2007. The strengthening of the Canadian dollar against foreign currencies during the year decreased 2008 earnings by $214 million or $0.38 per common share when compared to 2007 foreign exchange rates.
Fully diluted operating EPS, which excluded the gain of $825 million on the sale of the Company’s interest in CI Financial as summarized on page 19, represented an operating loss per share of $0.10 in 2008 as compared to $3.98 fully diluted operating EPS in 2007. Without the impact of a change in the Canadian dollar relative to other currencies, the 2008 fully diluted EPS would have been $0.29.
Performance by Business Group
Common shareholders’ net income for SLF Canada was $645 million in 2008 compared to $1,050 million for 2007. The decrease was due to lower Individual Insurance & Investments earnings of $398 million mainly attributable to the impact of declining equity markets, decreased interest rates and changes to asset default assumptions partially offset by favourable asset reinvestment gains from wider credit spreads in 2008. Group Benefits earnings improved by $29 million, primarily reflecting more favourable morbidity experience and a focus on expense management. Group Wealth earnings decreased by $36 million primarily from changes to asset default assumptions and the unfavourable impact of declining equity markets on fee income.
SLF U.S. had a loss of $1,016 million in 2008 compared with 2007 earnings of $581 million, including a $152 million unfavourable currency impact due to changes in currency exchange rates. In U.S. dollars, SLF U.S. reported a loss of US$883 million compared to earnings of US$553 million in 2007. The decrease in earnings was largely due to an increase in annuity reserves required by the impact of declining equity markets of US$510 million, credit-related losses including impairments of US$500 million, the negative impact of wider credit spreads and credit-related allowances on actuarial reserves of US$200 million and changes to asset default assumptions in anticipation of higher future credit-related losses of US$80 million. The variable annuity reserve increase was driven by a decline in variable annuity account values, which, although partially offset by the benefits of hedges, increased the value of guaranteed benefits and lowered the expected stream of future fee income.
Common shareholders’ net income for MFS in 2008 was US$186 million compared to US$262 million in 2007. The decrease in earnings was primarily due to lower average net assets as a result of the decline in global financial markets.
SLF Asia reported common shareholders’ earnings of $33 million in 2008 compared to $123 million in 2007. The decrease in earnings was primarily due to lower earnings in Hong Kong from investment-related losses and increased investment in growth in India.
Corporate had common shareholders’ net income of $929 million in 2008 compared to $184 million in 2007 due to the after-tax gain of $825 million as a result of the Company’s sale of its 37% interest in CI Financial and realized tax benefits associated with unrecognized tax losses from impairments taken in prior years. These increases were partially offset by losses in the Company’s life retrocession reinsurance business from the unfavourable impact of claims in 2008 as well as the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims. Results for the full year 2007 included $61 million after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and for the premium paid to redeem Partnership Capital Securities in Corporate Support.
Return on Equity
ROE based on common shareholders’ net income was 5.1% in 2008, down from 13.8% in 2007 due to lower earnings. Operating ROE, which does not include the amount outlined on page 19, was negative 0.3% in 2008, compared with 14.3% in 2007. The negative operating ROE resulted from the 2008 fully diluted operating loss per share of $0.10. Excluding the impact of the change in the Canadian dollar against foreign currencies, ROE based on reported and operating earnings were 6.7% and 1.2%, respectively.
Assets Under Management
The Company’s AUM consist of general funds, segregated funds and other AUM, including mutual and managed funds which include institutional and other third-party assets managed by the Company.

Sun Life Financial Inc.	22

MANAGEMENT’S DISCUSSION AND ANALYSIS
Total AUM were $381.1 billion as at December 31, 2008, a decrease of $44.2 billion compared to $425.3 billion as at December 31, 2007. The increase of $50.3 billion from currency fluctuations was more than offset by equity market performance that reduced AUM by $87.6 billion in 2008, a decrease of $7.4 billion from the change in value of held-for-trading assets and net redemptions of mutual, managed and segregated funds of $3.2 billion.
The Company’s general fund assets increased to $119.8 billion, up $5.5 billion, or 5%, from the December 31, 2007 level. An increase of $9.2 billion from the weakening of the Canadian dollar against foreign currencies and a gain from business growth were partly offset by a reduction of $7.4 billion from the change in value of held-for-trading assets.
Segregated fund assets were $65.8 billion as at December 31, 2008, compared to $73.2 billion as at December 31, 2007. The decrease in asset values of $16.3 billion due to declining markets was partially compensated by a favourable currency impact of $5.3 billion and net sales of $3.6 billion.
Other AUM, which includes MFS assets under management of $163.6 billion, decreased to $195 billion, $42.3 billion less than as at December 31, 2007. Volatile market conditions reduced values by $71.3 billion and net redemptions for the year further reduced the AUM by $6.8 billion. These decreases were partly moderated by the favourable effect of $35.8 billion related to currency fluctuations.
Revenue
Under Canadian GAAP, revenues include; (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) fee income received for services provided and (iii) net investment income (comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments). Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks that support actuarial liabilities are designated as held-for-trading, and consequently changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When an asset backing liabilities is written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company’s accounting policies can be found on page 12 of this MD&A under the heading Critical Accounting Estimates.
Total Revenue

($ millions)	2008	2007	2006

Premiums
Annuities	3,592	3,530	5,380
Life insurance	5,928	6,010	6,168
Health insurance	4,067	3,584	3,061

Total premiums	13,587	13,124	14,609
Gain (loss) on sale of available-for-sale assets	(241)	101	—
Net investment income (loss)	(526)	4,751	6,664
Fee income	2,743	3,212	3,014

Total	15,563	21,188	24,287

The Company’s total revenue for the year ended December 31, 2008 decreased to $15.6 billion, down $5.6 billion from 2007 primarily from lower net investment income. Net investment losses were $526 million for the twelve months ended December 31,

Sun Life Financial Inc.	23

MANAGEMENT’S DISCUSSION AND ANALYSIS
2008, compared to net investment income of $4.8 billion for the same period in 2007. The decrease was primarily due to the volatile market conditions and the tight credit environment that resulted in fair value losses on held-for-trading assets and non-hedging derivatives during 2008 of $7.6 billion compared to $1.5 billion in 2007. The reduction was partly offset by the pre-tax gain of $1.0 billion on the sale of the Company’s interest in CI Financial included in the 2008 investment income.
Adjusted Revenue

($ millions)	2008	2007

SLF Canada	7,927	9,285
SLF U.S.	3,817	7,830
MFS	1,381	1,687
SLF Asia	498	977
Corporate	1,940	1,409

Total as reported	15,563	21,188
Impact of currency and changes in the fair value of held-for-trading assets and derivative instruments	(6,696)	(1,483)

Total adjusted revenue (1)	22,259	22,671

(1)	Total adjusted revenue is a non-GAAP financial measure. See non-GAAP financial measures on page 18
After adjusting for the impact of currency and fair value changes in held-for-trading assets, 2008 revenue of $22.3 billion was $412 million lower than in 2007. The decrease was mainly due to lower fee income and higher realized losses and write-downs on available-for-sale assets that were partly reduced by higher health insurance premiums as compared to 2007.
Annuity premiums of $3.6 billion in 2008 were virtually the same as 2007, with an increase of $144 million in SLF U.S., mostly from higher fixed annuity sales, offset by lower premiums from annuity vestings in SLF U.K. and a reduction of $55 million from the strengthening of the Canadian dollar against foreign currencies between 2007 and 2008.
Life insurance premiums of $5.9 billion declined by $82 million in 2008 compared to 2007. Increases of $66 million in SLF Canada from growth in individual life and higher life insurance premiums of $100 million in SLF Asia on business growth were more than offset by reduced SLF U.S. individual life premiums on decreased single premiums and an unfavourable change of $19 million from currency fluctuations.
Health insurance premiums rose $483 million, or 13%, to $4.1 billion in 2008, mainly attributable to the acquisition of Genworth EBG business in SLF U.S. in May 2007, and growth in group health in SLF Canada.
Net investment losses in 2008 were $526 million compared to net investment income of $4.8 billion in 2007. The reduction of $5.3 billion was mainly from a decrease of $5.8 billion in the value of held-for-trading assets and lower fair value of non-hedging derivatives of $229 million. The items were largely offset by a corresponding decrease in actuarial liabilities. The reductions were partially offset by a pre-tax gain of $1.0 billion on the sale of the Company’s interest in CI Financial included in the 2008 investment income.
Fee income of $2.7 billion earned during 2008 was lower by $469 million than 2007. The reduction was mostly a result of lower fee income of $277 million in MFS from the impact of a decline in asset values and a reduction of $190 million in SLF U.S. mostly related to the divestitures of Independent Financial Marketing Group (IFMG) in the fourth quarter of 2007 and Sun Life Retirement Services (U.S.) Inc. (RSI) in the first quarter of 2008.
Policy Benefits
The Company has diverse current and future benefit payment obligations that affect overall earnings, such as payments to policyholders, beneficiaries and depositors, net transfers to segregated funds and the increase to actuarial liabilities. Payments to policyholders, beneficiaries and depositors in 2008 were $13.8 billion, down $469 million from 2007. The main reason for the reduction was lower maturities in SLF U.S. Annuities that had a large maturity of a medium-term note in 2007, which did not reoccur in 2008. This decrease was partly offset by an increase of $86 million in SLF Canada payments primarily due to business growth in group health.
Policy Benefits

($ millions)	2008	2007	2006

Payments to policyholders, beneficiaries and depositors	13,775	14,244	12,895
Net transfers to segregated funds	539	952	835
Increase (decrease) in actuarial liabilities	(4,429)	(2,515)	2,525

Total	9,885	12,681	16,255

Changes in actuarial liabilities reflected a decrease of $4.4 billion in 2008 compared to a decrease of $2.5 billion in 2007. The fluctuation of $1.9 billion included

Sun Life Financial Inc.	24

MANAGEMENT’S DISCUSSION AND ANALYSIS
a reduction of $5.8 billion related to the corresponding change in market values of held-for-trading assets and lower releases from related policyholder payments. These decreases were partly offset by increases from business growth, actuarial valuation changes and growth from the acquisition of Genworth’s EBG business that occurred in the second quarter of 2007.
Expenses and Other
Commission expenses decreased by $266 million, or 15%, in 2008 from the 2007 amount of $1.8 billion with a decrease of $205 million in SLF U.S. from lower variable annuity sales and the divestiture of both IFMG and RSI in late 2007 and early 2008, respectively. MFS was also lower by $83 million on lower asset based expenses.
Expenses and Other

($ millions)	2008	2007	2006

Commissions	1,545	1,811	1,916
Operating expenses	2,979	3,183	3,003
Intangibles amortization	24	77	25
Premium taxes	227	240	205
Interest expenses	366	349	323
Income taxes	(343)	522	389
Non-controlling interests in net income of subsidiaries	23	35	27
Participating policyholders’ net income (loss)	2	2	7
Dividends to preferred shareholders	70	69	48

Total	4,893	6,288	5,943

Operating expenses of $3.0 billion in 2008 were $204 million lower than 2007. SLF U.S. was down $86 million, with a reduction of $119 million from the sale of both IFMG and RSI and lower Genworth EBG integration costs of $12 million, partly offset by higher ongoing costs in EBG due to the acquisition of the former Genworth EBG business in May 2007. MFS expenses were lower by $77 million in 2008 than 2007 mostly from a decrease in incentive-based compensation costs. Corporate expenses were also down by $66 million mostly from a lower level of incentive-based compensation costs.
Intangibles amortization of $24 million in 2008 was down $53 million compared to 2007 mostly due to the intangible asset write-down for the retirement of the Clarica brand in 2007.
Interest expenses increased by $17 million over 2007 to $366 million in 2008, reflecting the additional debentures issued in 2008 and a full year’s worth of interest charged for the debentures issued during 2007.
The Company had income tax recoveries of $343 million in 2008 compared to income tax expenses of $522 million in 2007. The change was due to a lower level of earnings, realized tax benefits from unrecognized losses on asset impairments of prior years and a non-taxable portion of the gain on the disposal of the Company’s interest in CI Financial.
Quarterly Information
Key quarterly financial information for the two most recent fiscal years is summarized in the following table.

Sun Life Financial Inc.	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, unless otherwise noted)	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Common shareholders’ net income (loss)
Operating(1)	(696)	(396)	519	533	560	583	593	558
Reported	129	(396)	519	533	555	577	590	497
Fully diluted EPS (in dollars)
Operating(1)	(1.25)	(0.71)	0.91	0.93	0.98	1.01	1.03	0.96
Reported	0.23	(0.71)	0.91	0.93	0.97	1.00	1.02	0.86
Basic reported EPS (in dollars)	0.23	(0.71)	0.92	0.95	0.98	1.02	1.03	0.87
Return on Shareholders’ Equity (ROE) (annualized)
Operating(1)	-17.9%	-10.2%	12.9%	13.4%	14.3%	14.8%	14.6%	13.5%
Reported	3.3%	-10.2%	12.9%	13.4%	14.2%	14.7%	14.5%	12.0%
Business Groups common shareholders’ net income (loss)
SLF Canada	(55)	157	296	247	263	257	280	250
SLF U.S.	(679)	(533)	83	113	157	170	156	98
MFS	30	49	56	59	73	68	68	72
SLF Asia	16	(8)	12	13	38	30	17	38
Corporate	817	(61)	72	101	24	52	69	39

Total	129	(396)	519	533	555	577	590	497
Total revenue	4,706	2,560	4,411	3,886	5,405	5,699	4,500	5,584
Total AUM ($ billions)	381	389	413	415	425	427	440	451

(1)	Operating earnings, fully diluted operating EPS and operating ROE are non-GAAP measures and exclude the items described under the heading Non-GAAP Financial Measures on page 19.
Fourth Quarter 2008 Performance
Sun Life Financial Inc. reported net income attributable to common shareholders of $129 million for the quarter ended December 31, 2008, compared with net income of $555 million in the fourth quarter of 2007. Excluding the after-tax gain of $825 million related to the sale of the Company’s 37% interest in CI Financial, the Company reported an operating loss of $696 million or $1.25 per share on a fully diluted basis in the fourth quarter of 2008 compared to net operating income of $560 million or fully diluted EPS of $0.98 in the fourth quarter of 2007.
Fourth quarter results were most significantly impacted by a continued deterioration in global capital markets. Results in the fourth quarter 2008 included $682 million in charges related to equity markets, $365 million from asset impairments, credit-related write-downs and spread widening, as well as $164 million from changes to asset default assumptions in anticipation of higher future credit-related losses. The Company’s hedging program helped offset some of the losses related to the volatility in capital markets during the quarter.
ROE for the fourth quarter of 2008 was 3.3% compared with 14.2% for the fourth quarter of 2007. The decline in ROE resulted from fully diluted EPS of $0.23, which was lower than the fully diluted EPS of $0.97 reported for the same period in 2007. The Company had a fully diluted operating loss per share of $1.25 in the fourth quarter of 2008, compared with fully diluted operating EPS of $0.98 in the fourth quarter of 2007, a decline of $2.23 per share. Operating ROE for the quarter was negative 17.9%, compared with operating ROE of 14.3% in the fourth quarter of 2007.
Impact of Currency
During the fourth quarter of 2008, the Canadian dollar depreciated markedly relative to the U.S. dollar. In general, the Company’s net income benefits from a weakening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in the fourth quarter of 2008, due to losses incurred in some of the Company’s businesses which operate in U.S. dollars, the Company’s overall net income was reduced by $153 million from the weakening of the Canadian dollar relative to the fourth quarter of 2007.
Like net income, AUM were also affected by changes in the value of the Canadian dollar. The weakening of the Canadian dollar resulted in an increase in reported AUM as assets from the Company’s international operations are translated back to Canadian dollars. AUM of $381.1 billion as at December 31, 2008 was down from $388.7 billion from September 30, 2008 and $425.3 billion from December 31, 2007. Despite the decline in AUM, the weakening of the Canadian dollar had a positive impact on AUM of $35.4 billion in the fourth quarter of 2008 compared with AUM as at September 30, 2008, and $50.3 billion compared with AUM as at December 31, 2007.

Sun Life Financial Inc.	26

MANAGEMENT’S DISCUSSION AND ANALYSIS
Performance by Business Group
SLF Canada had a loss of $55 million in the fourth quarter of 2008 compared to earnings of $263 million in the fourth quarter of 2007, a decrease of $318 million. This decrease was mainly attributable to charges of $211 million from the impact of declining equity markets, $75 million from declining interest rates, and $48 million related to asset default assumptions in anticipation of higher future credit-related losses. This decrease was partly offset by the favourable impact of trading gains arising from asset/liability management activities as well as the impact of more favourable morbidity experience.
SLF U.S had a loss of $679 million in the fourth quarter of 2008 compared to earnings of $157 million in the fourth quarter of 2007. The depreciation of the Canadian dollar against the U.S. dollar increased the reported loss in SLF U.S. by $129 million in the fourth quarter of 2008 compared to the same period in 2007. In U.S. dollars, earnings decreased by US$741 million compared to the fourth quarter of 2007 primarily as a result of a US$340 million increase in reserves required by the impact of declining equity markets, the negative impact of credit spreads and credit-related allowances of US$140 million, credit-related losses including impairments of US$90 million and changes to asset default assumptions in anticipation of higher future credit-related losses of US$80 million. The variable annuity reserve increase was driven by a decline in variable annuity account values, which, although partially offset by the benefits of hedges, increased the value of guaranteed benefits and lowered the expected stream of future fee income.
Earnings for MFS decreased $43 million compared to the fourth quarter of 2007. The depreciation of the Canadian dollar against the U.S. dollar increased earnings for MFS by $6 million in the fourth quarter of 2008 compared to the same period in 2007. In U.S. dollars, fourth quarter earnings were US$25 million compared to US$74 million in the fourth quarter of 2007. The decrease in earnings was primarily due to lower fee income on lower average net assets as a result of the decline in global financial markets. Average net assets of US$133 billion in the fourth quarter of 2008 decreased 34% compared to the fourth quarter of 2007.
Fourth quarter 2008 earnings for SLF Asia were $16 million compared to earnings of $38 million in the fourth quarter of 2007. The decrease in earnings was primarily due to lower earnings in the Philippines where reserve releases had a favourable impact on the fourth quarter 2007 earnings, as well as impairments in Hong Kong, and increased investment in growth in India. These were partially offset by the impact of reserve changes related to asset/liability matching in Hong Kong.
Fourth quarter 2008 earnings for Corporate increased by $793 million compared to the fourth quarter of 2007 due to higher earnings in Corporate Support from an after-tax gain of $825 million related to the sale of the Company’s 37% interest in CI Financial, as well as realized tax benefits associated with unrecognized tax losses from impairments taken in prior years. This was partially offset by losses in the Company’s life retrocession reinsurance business of $129 million in the fourth quarter of 2008. The losses in the reinsurance business were primarily the result of the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims.
Revenues for the fourth quarter of 2008 were $4.7 billion, down $699 million from the comparable period in 2007. The primary reason for the decrease was the unfavourable impact on market values of $1.8 billion for held-for-trading assets and non-hedging derivatives compared to the fourth quarter of 2007. After adjusting for the impact of currency and fair value changes in held-for-trading assets, the fourth quarter 2008 revenue of $6.0 billion was $569 million higher than the same period in 2007. This increase included a $1.0 billion pre-tax gain related to the sale of the Company’s interest in CI Financial, partially offset by lower fee income from the impact of declining equity markets.
Premium revenue of $3.5 billion in the fourth quarter of 2008 was up $336 million from the fourth quarter of 2007. The strengthening of the U.S currency against the Canadian dollar contributed $339 million to the increase and SLF Asia was up $52 million mostly on sales growth.
Net investment income was $905 million lower in the fourth quarter of 2008 compared to the same period in 2007. The changes in fair market value of held-for-trading assets and non-hedging derivatives in the fourth quarter of 2008 reduced net investment income by $1.8 billion compared to the fourth quarter of 2007. There was also a $184 million decrease due to currency fluctuations primarily as a result of realized and unrealized losses in SLF U.S. These reductions were partly offset by the $1.0 billion pre-tax gain related to the sale of the Company’s interest in CI Financial included in investment income.
Fee income of $630 million in the fourth quarter of 2008 was down $130 million compared to the same period in 2007. Declining market values reduced fee income in MFS by $81 million and $16 million in SLF Canada. In addition, SLF U. S. had lower fee income of $32 million as a result of the sale of RSI in the first quarter of 2008.
AUM were $381.1 billion as at December 31, 2008, compared to $388.7 billion as at September 30, 2008, and the decrease of $7.6 billion resulted primarily from:

Sun Life Financial Inc.	27

MANAGEMENT’S DISCUSSION AND ANALYSIS
(i)	unfavourable market movements of $40.5 billion,

(ii)	a decrease of $2.2 billion from the change in value of held-for-trading assets and

(iii)	net redemptions of mutual, managed and segregated funds of $2.5 billion partly offset by

(iv)	an increase of $35.4 billion from a weaker Canadian dollar compared to the prior period currency exchange rates and

(v)	business growth.
Investments
The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and adequate liquidity is maintained at all times. The Board of Director’s Risk Review Committee approves policies that contain prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee of the Board of Directors.
Investment Profile
The Company had total general fund invested assets of $106.9 billion as at December 31, 2008. The majority of the Company’s general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with 84% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio, respectively, as at December 31, 2008. The remaining 7% of the portfolio is comprised of policy loans, other invested assets and derivative assets.
Additional details on the Company’s investments are provided in Notes 5 and 6 to SLF Inc.’s 2008 Consolidated Financial Statements.
Investments

($ millions)	2008			2007
			% of total			% of total
	Carrying		carrying	Carrying		carrying
	value	Fair value	value	value	Fair value	value

Held-for-trading bonds	48,458	48,458	45	50,608	50,608	49
Available-for-sale bonds	10,616	10,616	10	9,148	9,148	9
Mortgages and corporate loans	22,302	22,485	21	20,742	21,046	20
Held-for-trading stocks	3,440	3,440	3	4,438	4,438	4
Available-for-sale stocks	1,018	1,020	1	788	788	1
Real estate	4,908	5,812	5	4,303	5,183	4
Policy loans	3,401	3,401	3	2,959	2,959	3
Cash, cash equivalents and short-term securities	8,879	8,879	8	5,500	5,500	5
Derivative assets	2,669	2,669	3	1,947	1,947	2
Other invested assets including held-for-trading and available-for-sale other invested assets	1,187	1,230	1	2,587	4,295	3

Total invested assets	106,878	108,010	100	103,020	105,912	100

Bonds
The Company’s bond portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and matched to actuarial liabilities by duration. As at December 31, 2008, the Company held $59.1 billion of bonds, which constituted 55% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 69%, and bonds rated “BBB” or higher represented 97% of the total bond portfolio as at December 31, 2008, down from 98% at December 31, 2007.
As at December 31, 2008, the Company held $12.7 billion of non-public bonds, which constituted 21% of the Company’s overall bond portfolio. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 75% of the total bond portfolio as at December 31, 2008, compared to 76% as at December 31, 2007.

Sun Life Financial Inc.	28

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s bond portfolio as at December 31, 2008 included $15.5 billion in the financial sector, representing approximately 26% of the Company’s bond portfolio, or 15% of the Company’s total invested assets. This compares to $16.6 billion as at December 31, 2007. The $1.1 billion decrease in the value of financial sector bond holdings was primarily the result of write-downs in Washington Mutual and Lehman Brothers and the impact of higher credit spreads on asset values partially offset by movements in interest rates and foreign currency.
The Company had total exposure of $708 million to monoline insurers as at December 31, 2008, of which $45 million, or 6%, represented direct exposure to the monoline insurers and $663 million was indirect exposure. The indirect exposure represents the total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provides the underlying bonds with a credit rating of AAA. Absent the credit insurance, 86.7% of the underlying bonds have an investment grade credit rating (0.1% AAA, 10.1% AA, 31.1% A and 45.4% BBB) and 13.3% have a rating of BB or lower. At December 31, 2008, no single insurer represented more than 39% of the total monoline exposure and no underlying issuer represented more than 11% of the total exposure in connection with monoline insurers.
The Company’s bond portfolio as at December 31, 2008 included $5.1 billion of asset-backed securities reported as bonds, representing approximately 9% of the Company’s bond portfolio, or 5% of the Company’s total invested assets. This compares to $6.6 billion as at December 31, 2007. The $1.5 billion decrease in the value of asset-backed securities was primarily the result of the impact of higher credit spreads on asset values partially offset by movements in interest rates and foreign currency.
Asset-Backed Securities

($ millions)	2008		2007
	Fair	Investment	Fair	Investment
	Value	Grade %	Value	Grade %

Commercial mortgage-backed securities	1,889	99.7	2,523	99.6
Residential mortgage-backed securities: Non-Agency	1,092	98.4	1,486	99.9
Residential mortgage-backed securities: Agency	1,138	100.0	1,112	100.0
Collateralized debt obligations	215	80.8	422	97.5
Other	754	97.3	1,075	99.6

Total	5,088	98.3	6,618	99.6

The Company’s asset-backed securities are further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

Sun Life Financial Inc.	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

		RMBS -	RMBS -
As at December 31, 2008	CMBS	Agency	Non-Agency	CDOs	Other

Rating
AAA	74.5%	100.0%	33.2%	19.1%	51.3%
AA	7.7%	0.0%	48.0%	46.5%	13.9%
A	8.3%	0.0%	11.6%	10.5%	20.4%
BBB	9.2%	0.0%	5.6%	4.7%	11.7%
BB & Below	0.3%	0.0%	1.6%	19.2%	2.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	85.6%	59.2%	90.2%	75.0%	59.3%
2006	10.8%	11.1%	8.2%	9.5%	18.5%
2007	3.5%	13.1%	1.6%	15.5%	2.5%
2008	0.1%	16.6%	0.0%	0.0%	19.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

		RMBS -	RMBS -
As at December 31, 2007	CMBS	Agency	Non-Agency	CDOs	Other

Rating
AAA	63.2%	100.0%	31.8%	43.8%	35.0%
AA	8.3%	0.0%	48.2%	41.4%	22.5%
A	10.5%	0.0%	14.7%	11.7%	28.4%
BBB	17.6%	0.0%	5.2%	0.6%	13.7%
BB & Below	0.4%	0.0%	0.1%	2.5%	0.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	79.9%	68.6%	84.7%	61.5%	80.4%
2006	15.3%	10.3%	12.6%	21.0%	15.9%
2007	4.8%	21.1%	2.7%	17.5%	3.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS=Commercial Mortgage Backed Securities; RMBS=Residential Mortgage Backed Securities; CDOs=Collateralized Debt Obligations.
As at December 31, 2008, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $202 million and $145 million, respectively, together representing approximately 0.3% of the Company’s total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. Of these investments, 92% either were issued before 2006 or have an “AAA” rating.
Mortgages and Corporate Loans
The Company’s mortgage portfolio consists almost entirely of first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. As at December 31, 2008, the mix of the Company’s mortgage portfolio was 82% non-residential and 18% residential, and approximately 34% of mortgage loans will mature by December 31, 2013. The Company seeks to renew a significant portion of its mortgages as they mature, providing that they continue to meet the Company’s investment criteria.
As at December 31, 2008, the Company held $6.0 billion in corporate loans as compared to $5.3 billion in 2007.

Sun Life Financial Inc.	30

MANAGEMENT’S DISCUSSION AND ANALYSIS
Mortgages by Type and Location

($ millions)	Residential	Non-residential	Total

2008
Canada	2,620	5,896	8,516
United States	342	7,338	7,680
United Kingdom		71	71

Total Mortgages	2,962	13,305	16,267

Corporate loans			6,035

Total mortgages and corporate loans			22,302

2007
Canada	2,723	6,382	9,105
United States	274	6,005	6,279
United Kingdom	—	84	84

Total mortgages	2,997	12,471	15,468

Corporate loans			5,274

Total mortgages and corporate loans			20,742

Stocks
The Company’s equity portfolio is diversified, and over 50% of this portfolio is invested in exchange-traded funds (ETFs). The main ETF holdings are indexed to the S&P/TSX 60 Index Fund, Standard & Poor’s Depositary Receipts and MSCI EAFE Index Funds. As at December 31, 2008, $2.3 billion, or 52%, of the Company’s equity portfolio consisted of Canadian issuers; $1.3 billion, or 30%, of U.S. issuers; $440 million, or 10%, of U.K. issuers; and $379 million, or 8%, of issuers from other jurisdictions. Excluding the Company’s ETF funds and the equity investment in The Bank of Nova Scotia received as a result of the sale of CI Financial ($729 million, or 16%,), no single issuer exceeded 2% of the portfolio as at December 31, 2008.
Real Estate
Commercial properties are the major component of the Company’s real estate portfolio, representing approximately 84% of real estate investments as at December 31, 2008. Real estate investments are diversified by country, with 63% of the portfolio located in Canada, 31% in the United States and 6% in the United Kingdom as at December 31, 2008.
Gains on the sale of real estate remain on the balance sheet, and are deferred and amortized into future investment income at a quarterly rate of 3% of the unamortized balance. The Company had $251 million in deferred net realized gains on real estate as at December 31, 2008.
Derivative Financial Instruments and Risk Mitigation
The fair value of derivative assets held by the Company was $2.7 billion, while the fair value of derivative liabilities was $3.2 billion as at December 31, 2008. Derivatives designated as hedges for accounting purposes and those not designated as hedges represented 12% and 88%, respectively, on a total notional basis.
Derivatives designated as hedges for accounting purposes are used to reduce income statement volatility. These derivatives are documented at inception and hedge effectiveness is assessed on a quarterly basis.
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. The Company uses certain cross currency interest rate swaps and equity forwards designated as fair value hedges to manage foreign currency or equity exposures associated with available-for-sale assets. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The Company also uses currency swaps and forwards designated as net investment hedges to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. The Company’s hedging strategy does not hedge all risks; rather, it is intended to keep the Company within an acceptable range of its risk appetite.

Sun Life Financial Inc.	31

MANAGEMENT’S DISCUSSION AND ANALYSIS
The primary uses of derivatives in 2008 are summarized in the table below.

Products/Application	Uses of Derivative	Derivative Used

U.S. universal life contracts and U.K. unit-linked pension products with guaranteed annuity rate options and U.K. with profit fund	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees and to protect the SLF U.K with profit fund from the impact of a significant fall in the U.K equity market below a specified level	Interest rate options and swaps and put and call options on the U.K equity index

Interest rate exposure in relation to asset/liability management	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and options

U.S. variable annuities, Canadian segregated funds and reinsurance on variable annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity index; futures on equity indices, government bonds and interest rates; interest rate swaps

U.S. fixed index annuities	To manage the exposure to product guarantees related to equity market performance	Futures and options on equity indices; interest rate swaps; currency swaps

Currency exposure in relation to asset/liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

In addition to the general policies and monitoring, a variety of tools are used in counterparty risk management. Over-the-counter derivative transactions are generally performed under International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements. Most of the ISDAs are accompanied by a Credit Support Annex, which requires the counterparty to post collateral daily.
The values of the Company’s derivative instruments are summarized in the table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	2008	2007

As at December 31
Net fair value	(550)	1,309
Total notional amount	50,796	42,642
Credit equivalent amount	1,260	2,351
Risk-weighted credit equivalent amount	28	56

The total notional amount increased to $50.8 billion as at December 31, 2008, from $42.6 billion at the end of 2007, primarily due to an increase in interest rate contracts. The net fair value decreased to ($0.6) billion in 2008 from the 2007 year-end amount of $1.3 billion. The change was primarily due to a decrease in the market value of foreign exchange contracts resulting from a weakening in the Canadian dollar relative to other foreign currencies.
As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.
The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
As at December 31, 2008, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $420 million, $489 million and $351 million, respectively. The corresponding risk-weighted credit equivalent amounts were $9 million, $12 million and $7 million, respectively.

Sun Life Financial Inc.	32

MANAGEMENT’S DISCUSSION AND ANALYSIS
Additional details in respect of derivatives are included in Notes 5 and 6 to SLF Inc.’s 2008 Consolidated Financial Statements.
Impaired Assets
Financial assets that are classified as held-for-trading, which represented 50% of the 2008 invested assets, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on the balance sheet.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $126 million as at December 31, 2008, $77 million higher than the December 31, 2007 level for these assets.
In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $2.3 billion for possible future asset defaults for financial assets included in its actuarial liabilities as at December 31, 2008. The amount excludes the portion of the provision that can be passed through to participating policyholders and projected reductions in the value of equity and real estate assets supporting actuarial liabilities.
Available-for-sale bonds, stocks and other invested assets are generally identified as temporarily impaired if their amortized cost is greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. The fair value of temporarily impaired financial assets as at December 31, 2008 represented $7.7 billion and the associated unrealized losses amounted to $2.1 billion as at December 31, 2008. The Company’s gross unrealized losses as at December 31, 2008 for available-for-sale bonds and held-for-trading bonds were $1.9 billion and $7.1 billion, respectively, compared with $0.3 billion and $1.2 billion, respectively as at December 31, 2007. The increase in gross unrealized losses was largely due to the widening of credit spreads, primarily in the financial and securitization sectors, partially offset by movements in interest rates.
In the aggregate, the Company recognized impairment-related pre-tax losses of $926 million during the year in connection with held-for-trading and available-for-sale assets. These impairments were mainly due to Lehman Brothers and Washington Mutual bond holdings. Tax recoveries of $109 million and related actuarial reserve adjustments in connection with these impairments resulted in the Company recording an after-tax loss of $710 million on the impairments during the year. The Company has not recognized a tax recovery on $326 million of unrealized capital losses related to these impairments in SLF U.S., which are only available in the U.S. to offset capital gains. In the future, when capital gains are available to offset these capital losses, it is estimated that an additional tax benefit of $114 million, based on current tax rules, will be recorded on these losses.
Additional details concerning impaired assets are found in Note 6 to SLF Inc.’s 2008 Consolidated Financial Statements.
Business Segment Results
Sun Life Financial manages its operations and reports its financial results in five business segments as described on page 6 of this MD&A. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate.

Sun Life Financial Inc.	33

MANAGEMENT’S DISCUSSION AND ANALYSIS
SLF Canada
Business Highlights
•	Individual Wealth segregated fund sales in Canada, including sales of SunWise Elite Plus with the guaranteed minimum withdrawal benefit rider, increased by 44% to $2.5 billion for the full year 2008 over 2007

•	Group Retirement Services(GRS) had another outstanding year of market-leading sales results, capturing 53% of the defined contribution (DC) industry’s new sales, and 56% of total DC market activity, as reported by LIMRA for the first nine months of 2008. All regions delivered strong results, with overall sales increasing to $3.9 billion, 18% over 2007, including the installation of plans for Imperial Oil Limited and EnCana

•	Based on the Fraser Study at December 2007, Group Benefits attained the number two market share position for overall business in-force in Canada through strong sales and outstanding client retention

Business Profile
SLF Canada is a market leader with a customer base representing one in five Canadians. SLF Canada’s business units, consisting of Individual Insurance & Investments, Group Benefits and Group Wealth, offer a full range of protection and wealth accumulation products and services to individuals and corporate clients. SLF Canada also has investments in the Canadian asset management sector as Group Wealth includes a 67% economic interest in McLean Budden Limited. Sun Life Financial sold its 37% ownership interest in CI Financial on December 12, 2008.

Industry Profile
Three large Canadian insurers account for more than half of the life, health and annuity segments in Canada as measured by premiums. These companies serve the core markets, while regional and niche markets are served by a number of small to medium-sized companies. The key differentiators in today’s market include a strong capital position and brand profile, strong distribution capabilities and economies of scale to support investment in technology, product innovation and customer service.

Business Strength
SLF Canada has a well-positioned franchise in the Canadian marketplace. Its distribution breadth and strong service and technology infrastructure help sustain its reputation as a leading Canadian financial services company.
Strengths
•	Well-capitalized with market leadership positions in Individual and Group businesses including relationships with 6 million Canadians

•	A broad product portfolio across life, health and wealth to meet the lifetime financial needs of customers

•	A multi-distribution strategy for Individual Insurance & Investments, with Sun Life Financial Advisors providing a stable level of insurance and wealth sales and the growing wholesale channel focusing on the affluent market

•	The group businesses differentiate themselves from the competition with long-standing customer relationships evidenced by industry-leading retention rates, technology leadership and innovative solutions

•	Leading provider in the asset retention rollover business, which is a growing market segment

•	Strong ability to work across business units to serve customers, as demonstrated by the Total Benefits offering that allows for integrated access to group products and services by plan members and sponsors

•	Solid risk management focus to maintain the Company’s strong financial position

Opportunities

•	Leverage SLF Canada’s strengths across its businesses to capitalize on increasing retirement needs and the transfer of health care costs to individuals

•	Generate profitable growth in the Wholesale channel through innovation in individual insurance and wealth solutions, and through outstanding service

•	Build lifelong relationships with Canadians by offering expanded services to plan members, including both in-plan voluntary benefits and transition solutions (such as asset retention for retirement assets and personal life and health benefits)

•	Introduce new product extensions to plan sponsors to manage costs and reduce risk while maintaining the value of the benefits for members

Sun Life Financial Inc.	34

MANAGEMENT’S DISCUSSION AND ANALYSIS
Strategy
SLF Canada helps customers achieve lifetime financial security throughout their life stages by providing products and advice on insurance and investments through multiple distribution touch points. It does so by strengthening its sponsor and advisor partnerships with value-added insight, service and advice to offer increased value to these partners. Additional value is created by enhancing productivity and customer service.
Financial and Business Results
Summary Statement of Operations

(C$ millions)	2008	2007	2006

Premiums	6,273	6,004	5,721
Net investment income	966	2,586	2,993
Fee income	688	695	619

Total revenue	7,927	9,285	9,333
Client disbursements and change in actuarial liabilities	4,986	6,149	6,277
Commissions and other expenses	1,846	1,868	1,774
Income taxes	435	200	262
Non-controlling interests in net income of subsidiaries and par policyholders’ income	15	18	25

Common shareholders’ net income	645	1,050	995

SLF Canada’s common shareholders’ net income of $645 million in 2008 decreased by $405 million compared to 2007. The decrease in earnings was mainly attributable to the impact of declining equity markets, decreased interest rates, changes to asset default assumptions and higher asset impairments and other credit-related losses recorded in 2008. This decrease was partially offset by the impact of more favourable morbidity experience and favourable asset reinvestment gains from wider credit spreads in 2008.
Revenue for 2008 was $7.9 billion, 15% down from 2007, with growth of 4% in premiums more than offset by decreases in net investment income and fee income from market value declines.
SLF Canada’s total AUM were $112.3 billion at the end of 2008, down 12% from 2007 due to declines in equity markets in 2008.

Sun Life Financial Inc.	35

MANAGEMENT’S DISCUSSION AND ANALYSIS
ROE(1) for SLF Canada declined to 9.5% in 2008 compared to 15.0% in 2007, primarily due to decreased earnings.
Results by Business Unit
Individual Insurance & Investments
SLF Canada’s Individual Insurance & Investments strategy is to achieve profitable growth by expanding distribution touch points and providing a profitable portfolio of products and services across both insurance and wealth, catering to the needs of customers and distribution partners at all points along the advice continuum.
Individual Insurance & Investments’ principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal savings and retirement products include accumulation annuities, payout annuities and segregated funds, including the SunWise Elite Plus funds. These products are marketed through a distinctive, multi-channel distribution model consisting of the exclusive Sun Life Financial Advisor Sales Force and wholesale distribution channels. In addition, the Sun Life Financial Advisor Sales Force distributes mutual funds marketed primarily by CI Financial.
Individual life and health insurance sales decreased by $6 million from 2007 to $174 million for the year ended December 31, 2008. The Sun Life Financial Advisor Sales Force insurance sales were consistent with 2007.
Individual Wealth sales increased by $327 million, or 8%, to $4.2 billion in 2008 from the growth in sales of segregated funds. Segregated fund sales improved by $762 million, or 44%, over 2007. Mutual fund sales decreased by $295 million, or 21%, over 2007.
Individual Insurance & Investments’ earnings decreased to $224 million in 2008 from $622 million in 2007 mainly due to the impact of declining equity markets and interest rates.
Group Benefits
SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada, providing services to approximately 12,000 employers with a market share of 22%(2) (based on in-force premiums and premium equivalents for the year ended December 31, 2007). The business unit provides life, dental, drug, extended health care, disability and critical illness benefit programs to employers of all sizes. Group Benefits competes on the strength of its scale, product and service offerings, industry-leading technology, the unique Total Benefits offering and its market-leading health assessment, health management, wellness and attendance management support capabilities (Healthy ReturnsTM). Group Benefits products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors and benefit consultants.

(1)	ROE for the business segments is a non-GAAP measure.

(2)	As measured by the Fraser Group Universe Report published July 2008.

Sun Life Financial Inc.	36

MANAGEMENT’S DISCUSSION AND ANALYSIS
Group Benefits achieved record net income of $284 million in 2008, up $29 million over 2007 while at the same time moving up to the second market share position. These earnings reflected more favourable morbidity experience and a focus on expense management and customer service.
Sales, measured by new annualized premiums and premium equivalents declined by $19 million to $256 million in 2008, reflecting reduced market opportunities in the large case market. Client retention remained strong, with cancellation rates at 3% of premium and premium equivalents. This led to business in-force increasing by 6% from December 31, 2007, to $6.5 billion as at December 31, 2008.
Group Wealth
SLF Canada’s Group Wealth business unit consists of the GRS operation as well as the Company’s 67% economic interest in McLean Budden Limited, a premier institutional provider of investment management services in Canada. With a 34% market share(1), GRS is the largest provider of defined contribution plans in Canada, serving over one million plan participants at the end of 2008. GRS also offers other group retirement services and products, including investment only segregated funds and fixed rate annuities, group life annuities and pensioner payroll services. GRS’s strength in product and investment offerings, including the innovative Total Benefits, customer service and technological capabilities meet the complex plan and service requirements of medium to large organizations, while still being able to provide cost-effective solutions to the small employer market. GRS continues to launch innovative solutions to meet the emerging needs of the pension market to further enhance its leadership position. GRS distributes its products and services through a multi-channel distribution network of pension consultants, advisors and a team dedicated to the rollover sector.
Group Wealth net income decreased to $137 million in 2008 from $173 million in 2007 primarily from changes to asset default assumptions and the unfavourable impact of declining equity markets on fee income.
GRS sales increased 18% in 2008 and exceeded the $3.9 billion mark in 2008 as a result of consistently strong sales across all product categories. The strong sales growth in 2008 included the GRS Defined Benefit (DB) Solutions area, which had a successful year, with payout annuity sales increasing 22% to $272 million.
GRS sales also continued to benefit from the offering of rollover products to members leaving defined contribution plans as rollover sales reached $736 million in 2008 and the asset retention rate reached a record level of 42%.
GRS AUM of $31.7 billion in 2008 decreased by 10% from 2007 mainly due to the declining equity markets.

(1)	As measured by Benefits Canada magazine’s 2008 Defined Contribution Plan Survey release in December 2008.

Sun Life Financial Inc.	37

MANAGEMENT’S DISCUSSION AND ANALYSIS
SLF U.S.
Business Highlights
•	In January 2009, SLF U.S. completed a comprehensive review of its business lines, organizational structure and expenses. The review analyzed the market potential of each of the businesses and the critical success factors for each of their markets. Core businesses were identified and an operating model was developed that aligns capabilities, including the functions that support the SLF U.S. strategy and growth objectives. The review also created a centralized marketing organization and developed plans to reduce overall expenses to better match current business volumes

•	SLF U.S. launched the Sun Life UnretirementSM Index to track the changing attitudes and expectations American workers have regarding retirement and to help Sun Life Financial better understand customer needs

•	During the fourth quarter of 2008, Jon A. Boscia joined the Company as President, Sun Life Financial, with overall responsibility for the Company’s U.S. business as well as worldwide marketing. Also joining the company were Westley V. Thompson and Terrence J. Mullen who serve as President, SLF U.S. and President, Sun Life Financial Distributors, respectively

Business Profile
SLF U.S. delivers innovative protection and wealth accumulation products to individuals and businesses through its three business units. The Annuities business unit offers variable annuities, fixed and fixed index annuities and investment management services. The Individual Insurance business unit offers protection products to affluent individuals and small business owners, such as single and joint universal life, variable universal life and corporate-owned life insurance (COLI). The Employee Benefits Group (EBG) offers group life insurance, short-term and long-term disability insurance, medical stop-loss insurance, dental insurance and voluntary worksite products.

Industry Profile
In an industry that is highly competitive, the top ten companies hold over 50% of the overall market share in all markets in which SLF U.S. competes. The need for operational scale within this environment continues to drive organizations to seek acquisition opportunities.
Demographic and economic trends also provide opportunities for financial services organizations. An increasing number of baby boomers are entering retirement at a time when life expectancy is rising and this presents SLF U.S. with significant opportunities to provide both protection and wealth accumulation products. The continued trend in corporate retirement programs to place more responsibility for financial retirement decisions with individuals accelerates opportunities for SLF U.S. to offer wealth accumulation products. As employers increasingly shift the cost of benefits to employees because of rising health care costs, group benefits providers, such as EBG, are well positioned to attract a larger share of employee dollars allocated to these benefits.

Business Strength
Through strong distribution channels, SLF U.S. is well positioned to compete and achieve profitable growth through a broad portfolio of product focused on wealth protection, accumulation and retirement solutions. SLF U.S. backs its promise to customers with its financial strength and reputation along with strong risk management practices.
Strengths
•	Sun Life Financial’s financial strength and reputation

•	Broad distribution network

•	Disciplined risk management

•	Award-winning customer service and underwriting
Opportunities
•	Implementation of the strategic review recommendations

•	Increased focus on market driven customer solutions

•	Centralized distribution and relationship management

•	Investment in marketing capabilities and brand awareness

•	Mergers and acquisitions to complement organic growth

Sun Life Financial Inc.	38

MANAGEMENT’S DISCUSSION AND ANALYSIS
Strategy
SLF U.S. will drive profitable growth through strong distribution relationships, market driven product solutions, enhanced risk and capital management capabilities and focused execution.
To help its customers achieve lifetime financial security, SLF U.S. will offer value-added protection and retirement accumulation and payout products. These products will leverage SLF U.S.’s investment and risk management expertise and consumer driven product development to meet its clients’ changing needs.
SLF U.S. will distribute these products through its wholesale distribution force with a newly centralized distribution and relationship model that will support increased sales penetration by channel. SLF U.S. will build strong partnerships with its distributors, providing excellent tools and services to increase productivity and market share.
SLF U.S. will support this strategy with an increased emphasis on marketing, distribution and risk management capabilities, and through ongoing improvements in efficiency. SLF U.S. has aligned its operating model to achieve organic growth and to enhance scale through focused acquisitions. SLF U.S. will continue to monitor and respond to the economic environment and manage expenses while pursuing its priorities.
Financial and Business Results

(C$ millions)	2008	2007	2006

Premiums	5,737	5,528	7,261
Net investment income	(2,472)	1,560	2,512
Fee income	552	742	692

Total revenue	3,817	7,830	10,465
Client disbursements and change in actuarial liabilities	3,697	5,057	8,054
Commissions and other expenses	1,784	2,047	1,941
Income taxes	(648)	142	21
Non-controlling interests in net income of subsidiaries and par policyholders’ income	—	3	1

Common shareholders’ net income (loss)	(1,016)	581	448

Selected financial information (US$ millions)

Total revenue	3,638	7,276	9,248
Common shareholders’ net income (loss)	(883)	553	395

For the year ended December 31, 2008, SLF U.S. reported a net loss of $1,016 million, down $1,597 million from 2007 earnings of $581 million.
On a U.S. dollar basis, SLF U.S. had a loss of US$883 million in 2008 compared to earnings of US$553 million in 2007. The earnings decrease of US$1,436 million was primarily due to an increase in annuity reserves required by the impact of declining equity markets of US$510 million, credit-related losses including impairments of US$500 million, the negative impact of wider credit spreads and credit-related allowances on actuarial reserves of US$200 million, and changes to asset default assumptions in anticipation of higher future credit-related losses of US$80 million. The increase in variable annuity reserves was driven by a decline in variable annuity accounts which, although partially offset by the benefit of hedges, increased the value of guaranteed benefits and lowered the expected stream of future fee income.
Revenue of US$3.6 billion for 2008 was down US$3.6 billion from US$7.3 billion in 2007 primarily due to a US$3.6 billion impact from marking the bond portfolio to market and a decrease in investment income as a result of credit-related losses, including impairments. These decreases were partially offset by an increase in premiums associated with the integration of the former Genworth EBG business.
SLF U.S.’s 2008 sales were US$4.8 billion, down 15% from 2007. Lower variable annuity sales and universal life sales were partially offset by increased EBG sales.
Total AUM were US$61.3 billion as at December 31, 2008, down 11% from 2007 mainly on lower equity markets.

Sun Life Financial Inc.	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results by Business Unit
Annuities
The SLF U.S. Annuities business unit provides fixed, variable and fixed index annuity products and investment management services. It is an integral part of the SLF U.S. growth platform. Broad distribution, risk management and industry-leading customer service capabilities support its suite of products.
Annuities loss of US$1,031 million for the year ended December 31, 2008, reflected an earnings decrease of US$1,347 million compared to the same period in 2007. The reduction was largely due to an increase in annuity reserves required by the impact of declining equity markets of US$510 million, credit-related losses including impairments of US$360 million, the negative impact of wider credit spreads and credit-related allowances on actuarial reserves of US$200 million, and changes to asset default assumptions in anticipation of higher future credit-related losses of US$70 million. The impact of capital market movements on the variable annuity block was partially offset by positive hedge experience.
Annuity sales were US$3.9 billion during 2008 compared to US$4.7 billion in 2007. Difficult market conditions continued to impact sales activity in this product line with lower variable annuity sales partially offset by increased fixed annuity sales. Income on DemandSM sales maintained momentum and accounted for over 50% of 2008 variable annuity sales.
Individual Insurance
SLF U.S.’s Individual Insurance business unit offers protection products to affluent individuals and small business owners, including single and joint universal life, variable universal life and COLI. The business unit accesses its target customers through brokerage general agents and third-party intermediaries.
Individual Insurance earnings in 2008 were US$73 million compared to earnings of US$167 million in 2007. The decrease in earnings resulted from credit-related losses including impairments of US$120 million in 2008 and the favourable impact in 2007 from the implementation of a new financing arrangement for AXXX reserves. The decrease in earnings was partially offset by the gain on sale of interest rate derivatives resulting from a decrease in interest rates and swap yields.
Core universal life new premiums and deposits of US$237 million, which excluded COLI, bank-owned life insurance (BOLI), private placement variable universal life and offshore products, fell by 32% from 2007, reflecting the re-pricing of universal life products during 2007 and 2008.
Large case BOLI new premium and deposits were US$605 million in 2008 compared to US$2.2 billion in 2007. Multiple large case sales occurred in 2007.

Sun Life Financial Inc.	40

MANAGEMENT’S DISCUSSION AND ANALYSIS
Employee Benefits Group
SLF U.S.’s Employee Benefits Group business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, medical stop-loss, and dental insurance to over 8 million group plan members. It currently provides customer-focused products and services to meet the group insurance needs of small to medium-sized companies, including voluntary worksite products. Growth strategies include expanding into the larger case market. The business unit’s group insurance products are marketed and distributed by more than 160 sales representatives in 34 regional sales offices across the United States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.
EBG earnings in 2008 were US$75 million, an increase of 7% over 2007, primarily due to the full-year impact of the Genworth EBG acquisition and favourable experience. These increases were partially offset by the negative impact of declining interest rates on actuarial reserves and credit-related losses, including impairments.
Revenue for 2008 increased by US$195 million, or 12%, from US$1.7 billion in 2007 primarily as a result of the full-year impact of the Genworth EBG acquisition.
Business in-force as at December 31, 2008 was US$2.1 billion as increases in the business were offset by the decision to exit the fully insured medical business in 2008.

Sun Life Financial Inc.	41

MANAGEMENT’S DISCUSSION AND ANALYSIS
MFS
Business Highlights
•	Relative investment performance remained strong with 86% of MFS’s fund assets ranked in the top half of their respective three-year Lipper categories as at December 31,2008 compared with 75% as at December 31, 2007

•	MFS ranked fourth overall out of 59 firms for one-year asset-weighted returns in the 2008 Lipper/Barron’s Best Fund Family Survey. MFS also had overall rankings of fourth for five years and fifth for ten years in the survey. MFS was the only fund family mentioned as having a top five or better finish for one, five and ten years in the 2008 rankings

•	The number of MFS domestic retail funds with Class A share assets that rated 4 or 5 stars according to Morningstar more than doubled at December 31, 2008 compared with December 31, 2007

Business Profile
MFS is a global asset management company, which offers products and services that address the varying needs of investors over time. Individual investors have access to MFS advisory services through a broad selection of financial products including mutual funds, variable annuities, separately managed accounts, college and retirement savings plans, and offshore products. Financial intermediaries that provide sales support, product administration and client services distribute these products. MFS services institutional clients by providing asset management services for corporate retirement plans, separate accounts, public or government funds and insurance company assets. Institutional clients are serviced through a direct sales force and a network of independent consultants.

Industry Profile
There are a number of factors within the external environment that make the global investment management industry highly competitive and impact an organization’s ability to thrive. A few large players dominate the United States retail mutual funds sector and the portion of market share available to small and medium-sized organizations continues to decline.
Continuing a multi-year trend, non-mutual fund investment vehicles continued to gain traction and reduce the overall mutual fund market share in 2008. With the proliferation of more focused index and ETF products, institutional investors are finding it easier to buy these products cheaply. Consequently, the institutional market continues to differentiate on pricing for investment options that have greater absolute returns. Increasingly, success in the institutional marketplace will require more differentiated products.
The industry’s move towards intermediary investment platforms continues to increase the importance of investment performance for an organization’s long-term success. The increase in platform sales along with the shift in sales mix to products earning lower fees is placing pressure on distribution fees, which are falling as a percentage of assets.
Until the current financial market conditions improve, the global economic situation that has caused declining prices in nearly every asset class will continue to influence the amount of assets under management and stress fee income earned by investment managers.

Business Strength
MFS has evolved well beyond domestic retail, successfully positioning itself as a global asset manager over the past several years. Through organic growth, MFS has expanded its global distribution and product reach.
Strengths
•	Strong long-term performance in a number of key investment styles

•	Diversified investment platform that can counteract the volatility of an investment performance strategy

•	Breadth of product

•	Strong client/wholesaler relationships

•	Its global investment platform distinguishes MFS in the global institutional marketplace
Opportunities
•	More products with stronger investment performance records should provide additional opportunities in the institutional marketplace globally

•	Strong U.S. Equity performance provides an opportunity for improved net sales in U.S. mutual funds

•	Investment performance missteps by a number of competitors may result in an increase in new opportunities

Sun Life Financial Inc.	42

MANAGEMENT’S DISCUSSION AND ANALYSIS
Strategy
MFS’s strategy is to grow the business by continually exceeding clients’ expectations with superior investment performance. As distribution of retail funds continues to move toward platform-driven sales, long-term investment performance has become even more important. MFS will continue to challenge the structure of its investment process and add research talent to ensure that high investment performance is maintained across a universe of securities that is becoming more geographically dispersed.
Expansion of institutional products and sales are also important elements of MFS’s strategy. Over the last few years, MFS has seeded a number of institutionally-focused investment products that are designed to better meet the market separation of investment performance linked to an index and investment performance based on active management of investment products. MFS has and will continue to add investment talent to support the expanded product set and wholesalers to expand distribution capabilities geographically.
Financial and Business Results

(C$ millions)	2008	2007	2006

Total revenue	1,381	1,687	1,662
Commissions and other expenses	1,045	1,206	1,271
Income taxes	133	185	150
Non-controlling interests in net income of subsidiaries	9	15	7

Common shareholders’ net income	194	281	234

Selected financial information (US$ millions, unless otherwise noted)

Total revenue	1,308	1,573	1,464
Common shareholders’ net income	186	262	206
Sales (US$ billions)
Gross	36.0	42.7	37.0
Net	(5.8)	(4.0)	0.2
Pre-tax operating profit margin ratio	30%	36%	29%
Average net assets (US$ billions)	172	198	172

MFS common shareholders’ net income of $194 million for 2008 declined $87 million, or 31%, from $281 million in 2007. Volatile financial markets continued to have a significant impact on margins as MFS’s average net assets (ANA) fell by US$26 billion to US$172 billion during 2008.
On a U.S. dollar basis, earnings fell by US$76 million, or 29%, to US$186 million in 2008 mostly due to lower fee income earned on lower AUM.
Fee income of US$1.3 billion in 2008 fell by US$238 million from 2007 levels on lower average net assets. The advisory revenue portion of fee income fell by 13% to US$855 million, consistent with the percentage drop in ANA during 2008. Other sales and servicing revenues declined, primarily due to the impact of both a lower distribution effective fee rate and lower ANA.
AUM ended 2008 at US$134 billion, a decrease of 33% for the year mainly due to unfavourable market performance of US$59.4 billion. Net redemptions of US$5.8 billion during 2008 also reduced AUM with net redemptions of retail mutual funds of US$5.9 billion for 2008 and net sales in managed funds of US$0.1 billion.

Sun Life Financial Inc.	43

MANAGEMENT’S DISCUSSION AND ANALYSIS
SLF Asia
Business Highlights
•	In India, Birla Sun Life Insurance Company Limited (Birla Sun Life) opened 261 branches during 2008, growing the operation to 600 branches, with individual life insurance sales up 68% in local currency driven by the expanded distribution. Birla Sun Life Asset Management Company Limited maintained the overall fifth rank in the industry, with AUM and gross sales growth of 9% and 78%, respectively, over 2007 on a local currency basis

•	Sun Life Financial’s Philippines operations received six awards from the Investment Company Association of the Philippines in June 2008 for the performance of three of its seven mutual funds and the Philippines asset management operations retained the number two position in terms of AUM and gross sales

•	In China, Sun Life Everbright Insurance Company Limited opened the Guangzhou branch in September. The Company’s telemarketing sales channel, established at the end of 2007, expanded with the establishment of a call centre in Tianjin. The Company’s new critical illness product received three awards, including the “Best Critical Illness” and “Best Innovation” awards in a national insurance product online voting survey

Business Profile
SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia and through joint ventures with local partners in India and China. These five markets hold 70% of the total Asian population. The Regional Office in Hong Kong facilitates best practices and sharing of resources throughout the SLF Asia operations, as well as drives the development of markets and new lines of business.
Individual life and health insurance products and services are offered in all five markets, with group life insurance being offered in India. Pensions and retirement products and services are offered in the Philippines, Hong Kong, China and India, and mutual funds are sold in the Philippines and India. These protection and wealth accumulation products are distributed to middle-and upper-income individuals, employer-employee groups and affinity clients through multi-distribution channels, with the career agency remaining the largest channel.

Industry Profile
The life insurance markets in which SLF Asia competes range from developing and increasingly competitive markets, such as India and China, to the more mature markets of Philippines and Hong Kong. The increasing competition in India and China is characterized by the continued inflow of new entrants that include both local and foreign companies.
As a result of the global financial crisis and the downturn in the equity markets, consumer demand shifted from investment-linked products to protection and guarantee products. Operational efficiency and productivity received increasing attention as companies were negatively impacted by the economic slowdown.
The regulatory environment in the region is evolving. There is increased focus on consumer protection, primarily related to investment-linked products, and to meeting capital adequacy.

Business Strength
SLF Asia represents a long-term growth engine for Sun Life Financial. Its accelerated penetration, particularly into India and China, the largest and fastest growing Asian life insurance markets, and expanded distribution reach through multi- channels focus on creating value for Sun Life Financial stakeholders by launching high-margin products and expanding business operations to achieve scale rapidly.
Strengths
•	Solid foundations in Hong Kong and the Philippines to support SLF Asia’s growth in developing markets

•	Superior investment performance in the Philippines and India

•	Leader in telemarketing in Indonesia

•	Ability to leverage the Company’s international resources and expertise to develop innovative, value-added products and leading-edge technology to better serve customers and distributors

•	Strong capital position and robust risk management practices to support the expansion of its business operations
Opportunities
•	Intensive competition for agent recruitment combined with increased public acceptance of alternate distribution channels provide opportunities to leverage SLF Asia’s telemarketing expertise

•	The financial challenges facing a number of competitors in Asia have created opportunities as distributors look for new strong partners

•	Leveraging a more balanced product portfolio as consumer demands shift to protection from investment products

•	Expansion of e-services as consumers demand more efficient and convenient services

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Strategy
SLF Asia’s strategy is to achieve scale rapidly in each market where it operates to develop into a significant long-term revenue and earnings growth operation. As such, it is increasing its speed to market for new and innovative products, developing alternate distribution channels such as telemarketing and leveraging the Company’s asset management capability that exists in Asia as well as globally. The local initiatives will complement the leveraging of Sun Life Financial worldwide resources to bring industry-leading products, services and best practices to Asia.
Financial and Business Results

Summary Statement of Operations
(C$ millions)	2008	2007	2006

Premiums	726	629	640
Net investment income (loss)	(318)	255	318
Fee income	90	93	64

Total revenue	498	977	1,022
Client disbursements and change in actuarial liabilities	64	501	621
Commissions and other expenses	379	330	283
Income taxes	22	23	17

Common shareholders’ net income	33	123	101

SLF Asia contributed $33 million to common shareholders’ net income for the year ended December 31, 2008, a decrease of $90 million, or 73%, from 2007. The decrease was due to lower earnings in Hong Kong from investment-related losses, and to increased investment in growth in India.
ROE(1) for SLF Asia decreased to 2.6% from 11.0% in 2007, primarily due to decreased common shareholders’ net income.
SLF Asia’s total revenue declined by 49% to $498 million in 2008 compared to $977 million in 2007, including the unfavourable impact of $646 million on fair value changes in held-for-trading assets and non-hedging derivatives compared to $61 million in 2007. After adjusting for the impact of fair value changes in held-for-trading assets and non-hedging derivatives, 2008 revenue of $1,144 million was $106 million higher than 2007, driven by the increase in premiums in Hong Kong and India. In 2008, SLF Asia’s sales were primarily investment-linked products, which are recognized in segregated funds deposits rather than premiums under Canadian generally accepted accounting principles.
Despite challenging market events which affected the global economy, SLF Asia’s individual life insurance sales for 2008 grew by 34% over 2007 in Canadian dollars, driven by strong growth in India. Sales in India grew by 68% over 2007 on a local currency basis as a result of continued accelerated expansion in the country. This was partially offset by the impact of the global financial crisis and the downturn of the equity markets, which resulted in a shift of consumer demand to protection and guarantee products from investment-linked products. To capture the opportunities created by the economic challenges, the

(1)	ROE for the business segments is a non-GAAP measure.

(1)	Includes 100% of sales for joint ventures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Company continues to build alternate distribution channels, leverage a more balanced product portfolio, and increase efficiency and productivity while maintaining customer focus.
Results by Business Unit
Hong Kong
The Company’s Hong Kong operations have been building a strong presence in the region by offering a complete range of products to address protection and savings needs. Individual life and health insurance, mandatory provident funds (the government-legislated pension plan), and pension administration are offered to individuals and businesses through a multi-channel distribution system that includes a career agency force, bancassurance, and independent financial advisors.
Sales of individual traditional insurance products grew by 81% in local currency over 2007. Affected by changes in market conditions, total individual sales were down by 14% in 2008 from 2007. Mandatory provident fund net sales increased by 64% over 2007 in local currency.
Philippines
Sun Life Financial’s Philippines operations, established in 1895, distribute a diverse range of protection and savings products largely through their proprietary career agent sales force. The Company offers individual life and health insurance products, savings products as well as mutual funds to individuals and institutions. With 32 branches, 36 sales offices and 5 financial stores nationwide, Sun Life Financial’s Philippines operations is considered one of the strongest and most stable insurance companies in the Philippines.
The Company’s asset management operations ranked second in the industry in 2008 in terms of AUM and gross sales. Individual insurance sales were down by 30% compared to 2007, on a local currency basis, as a result of reduced demand for single premium investment-linked products.
India
Birla Sun Life, the Company’s insurance joint venture with the Aditya Birla Group in India, provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agent sales force, bancassurance arrangements, brokers and worksite marketing.
Birla Sun Life Asset Management Company Limited, the Company’s asset management joint venture in India, offers a full range of mutual fund products to individuals and institutional investors. Independent financial advisors and banks distribute Birla Sun Life mutual funds to the retail sector, while direct distribution serves Corporate accounts.
In local currency, Birla Sun Life’s individual insurance sales in 2008 were up 68% over 2007 with the expansion of branches and consequent career agency growth. Birla Sun Life opened 261 new branches, and the career agents increased to 161,000 advisors from 85,000 at the end of 2007.
Despite the market downturn, Birla Sun Life Asset Management Company Limited grew AUM by $658 million, or 7%, to reach $9.5 billion as at December 31, 2008.
China
Sun Life Everbright Insurance Company Limited, the Company’s joint venture with the Everbright Group in China, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and several bancassurance alliances to sell individual life and health insurance, and savings products.
Sales of traditional insurance products grew by 29% over 2007 on a local currency basis, while total individual sales were down by 5%. Expansion continued with the opening of the Guangzhou branch in the third quarter of 2008 and the development of the telemarketing channel. The Company now operates with 6 branches and 39 sales offices in 17 cities.
Indonesia
SLF Asia’s Indonesian operations provide both individual life and health insurance to individuals through a career agent sales force, bancassurance partners and telemarketing. Telemarketing sales grew by 56% in local currency in 2008 over 2007 as a result of several new telemarketing relationships established with some of the largest banks during 2008. Total individual insurance sales were down 6% compared to 2007.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate
The Corporate segment includes the results of SLF U.K and Corporate Support operations that include the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Beginning in the fourth quarter of 2008, Sun Life Financial began consolidating the results of SLF Reinsurance into Corporate Support as the Company is de-emphasizing certain aspects of the reinsurance business. Financial information for prior years has been reclassified to conform to the new presentation.
Financial and Business Results

Summary Statement of Operations(1)
(C$ millions)	2008	2007	2006

Premiums	851	963	987
Net investment income	1,056	421	802
Fee income	33	25	16

Total revenue	1,940	1,409	1,805
Client disbursements and change in actuarial liabilities	1,138	974	1,303
Commissions and other expenses	87	209	203
Income taxes	(285)	(28)	(61)
Non-controlling interests in net income of subsidiaries	1	1	1
Dividends paid to preferred shareholders	70	69	48

Common shareholders’ net income	929	184	311
Plus: Special items(2)	(825)	61	—

Operating earnings	104	245	311

(1)	Including consolidation adjustments related to activities between segments.

(2)	The impact of special items on earnings is described on page 19 under the heading Non-GAAP Financial Measures.
For the year ended December 31, 2008, Corporate reported common shareholders’ net income of $929 million compared to $184 million in 2007 due to Corporate Support’s increased earnings of $749 million as a result of the $825 million after-tax gain from the Company’s sale of its 37% interest in CI Financial and realized tax benefits associated with unrecognized tax losses from asset impairments taken in prior years. These increases were partially offset by losses in the Company’s life retrocession reinsurance business from the unfavourable impact of claims in 2008 as well as the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims. Results for 2007 included $61 million of after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and for the premium paid to redeem Partnership Capital Securities in Corporate Support.
SLF U.K.
The SLF U.K. in-force life and pension policies constitute a run-off block of business. Most administrative functions have been outsourced to external service providers, which are managed by a small corporate governance team.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2008, SLF U.K. earned $209 million compared with $213 million in 2007. The 2008 results reflected an increase in credit default assumptions in 2008 mostly offset by investment gains on certain derivative hedges.
Risk Management
Risk Management Framework
Sun Life Financial has established a comprehensive framework for the management of enterprise risk. This framework identifies five major categories (market risk, credit risk, insurance risk, operational risk and strategic risk) for the categorization of key risks facing the Company and sets out key processes for their management in the areas of risk appetite, risk identification, measurement and assessment, risk response development, monitoring and control, and risk reporting and communication.
The framework recognizes the important role that risk culture plays in the effective management of enterprise risk. Sun Life Financial’s risk culture is supported by a strong “tone from the top”, which is reinforced and emanates from the Board of Directors and cascades through the Risk Review Committee of the Board of Directors, the executive team, line management and staff. A key premise of Sun Life Financial’s enterprise risk management culture is that all employees and distributors have an important role to play in managing enterprise risks, and collectively form part of the Company’s extended risk management team.
Sun Life Financial’s enterprise risk management framework is rooted in a corporate risk philosophy that reflects the understanding that the Company is in the business of taking risk for appropriate return. This is core to Sun Life Financial’s corporate vision, mission and customer value position. Effective risk taking and risk management is therefore critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. This presents both challenges and opportunities and the need to successfully navigate between these complementary risk dimensions is embedded within the business management practices of every business segment and corporate leader.
Risk Philosophy and Principles
Sun Life Financial’s risk philosophy reflects a number of core principles that embody the Company’s overall risk appetite and values. These principles are outlined below:
Strategic Alignment
Sun Life Financial’s risk appetite is intimately linked to the Company’s overall vision, mission and business goals and this alignment is facilitated by recognizing which risks are deemed to be core, non-core or collateral risks.
Core risks are those risks that Sun Life Financial is willing to accept in order to achieve its return expectations and successfully achieve its stated vision, mission and business objectives. In particular, Sun Life Financial’s corporate mission, to “help customers achieve lifetime financial security”, provides an important context for identifying and prioritizing core risks. These core risks include market, interest rate, mortality, morbidity, asset/liability management and credit. The Company has established a range of explicit risk appetite limits and/or operational control points for these core risks.
Non-core risks are those associated with activities outside of Sun Life Financial’s risk appetite and approved business strategies and, hence, are generally avoided, regardless of expected returns.
Collateral risks are those that are incurred as a by-product or collateral to the pursuit of the risk/return optimization of core risks. Operational risks often fall into this category. Management endeavours to mitigate collateral risks to the extent that the cost of mitigation is less than the level of risk reduction.
Stakeholder Interests
The Company’s risk framework considers the interests of a large number of key stakeholder groups, including shareholders, policyholders, employees, regulators, rating agencies and other capital market participants. The framework endeavours to appropriately balance the various needs, expectations, risk/reward perspectives and investment horizons of these stakeholders. In particular, risk appetite is established to support the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfil long-term policyholder commitments is not unduly compromised. Sun Life Financial’s risk management approach is designed to support long-term credit and financial strength ratings, ongoing favourable access to capital markets and the continuing enhancement of Sun Life Financial’s overall franchise value and brand.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Capability Alignment
Sun Life Financial’s risk appetite is aligned with the Company’s inherent risk management capabilities. The ability to perform robust risk assessments, the quality of the Company’s risk governance and control environment and the depth and quality of innovative risk response and pricing strategies are particularly important capabilities in this regard. The Company proactively seeks out profitable risk-taking opportunities in those areas where it has established risk management skills and capabilities. Conversely, Sun Life Financial endeavours to avoid risks it does not understand or is unable to manage.
Risk Budgeting
Sun Life Financial continuously seeks to allocate its risk-taking capacity in a manner that optimizes the overall level of risk adjusted returns and stakeholder value creation. This is achieved by embedding strong risk management discipline into key financial management processes, including product development and pricing, strategic planning, capital budgeting, mergers and acquisition activities, business case assessments, asset/liability management, project management, reinsurance and overall business planning.
Portfolio Perspective
Risk/return trade-offs are assessed and managed not only based on the intrinsic merits of a particular opportunity, but also relative to its marginal contribution to the Company’s overall risk portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available diversification relationships already inherent in Sun Life Financial’s business model and risk portfolio.
Risk to Reputation
A financial institution’s reputation is one of its most important assets. A key objective of Sun Life Financial’s enterprise risk management framework is to help ensure that the Company continues to operate under standards that support its ability to maintain and build upon a sound corporate reputation and brand. It also recognizes the increasingly important and high profile role that a strong enterprise-wide risk management discipline can play in this regard.
Accountability
Sun Life Financial’s enterprise-wide risk management framework sets out lines of responsibility and authority for risk taking, governance and control.
The Board of Directors is ultimately responsible for ensuring that risk management policies and practices are in place. Through approval of appropriate policies, reporting and ongoing oversight, the Board of Directors must ensure that the Company’s principal risks are appropriately identified and managed. This function is delegated by the Board of Directors to its Risk Review Committee. The Risk Review Committee of the Board of Directors (RRC) is a standing committee of the Board of Directors, comprised of independent directors, whose primary functions are to assist the Board of Directors with its oversight role with respect to ensuring the identification of major areas of risk facing the Company, the development of strategies to manage those risks, to review compliance with risk management policies implemented by the Company and review reports related to compliance with legal and regulatory matters.
Primary accountability for risk management is delegated to management in the person of the Chief Executive Officer (CEO). The risk management structure enables the CEO to further delegate responsibilities throughout Sun Life Financial. The CEO delegates line accountability for the various classes of risk management to the Executive Team, who are accountable for ensuring the day-to-day management of enterprise risk in their scope of business accountability in accordance with Board-approved risk policies and this framework. In particular, business segment leaders have overall, front line accountability for managing the risks in their operations and are supported by a network of business segment compliance and risk officers.
The Chief Risk Officer (CRO) is responsible for developing and communicating the enterprise risk management framework, and for overseeing development and implementation of enterprise-wide risk management strategies aimed at optimizing the global risk/return profile of Sun Life Financial. In addition, the CRO provides independent functional oversight of the Company’s enterprise-wide risk management programs by ensuring that effective processes are in place for the risk identification, measurement and assessment, risk response development, monitoring and control, and reporting and communication of risks inherent in the Company’s activities. Sun Life Financial’s risk management activities are supported by the Company’s Internal Audit function through its ongoing assessments of the effectiveness of, and adherence to, internal controls.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Risk Management Policies
In order to support the effective communication, implementation and governance of the enterprise risk framework, Sun Life Financial has codified the processes and operational requirements in the form of a comprehensive series of risk management policies and operating guidelines. The polices facilitate application of a consistent approach to risk identification, measurement and assessment, risk response development, monitoring, control, reporting and communication of exposures across Sun Life Financial’s global business platform. These risk management policies are reviewed and approved annually by the RRC. This Committee also receives an annual report summarizing management’s attestation of compliance to these policies.
Risk Categories
There are five major risk categories- Credit Risk, Market Risk, Insurance Risk, Operational Risk and Strategic Risk.
Credit Risk
Risk Description
Credit risk is the uncertainty of receiving amounts Sun Life Financial is owed from its financial counterparties. Sun Life Financial is subject to credit risk arising from issuers of securities held in the Company’s investment portfolio, debtors (e.g. mortgagors), reinsurers, derivative counterparties, other financial institutions (e.g. amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating otherwise deteriorates.
Credit Risk Management Governance and Control
Key controls utilized in the management of credit risk are outlined below:
•	Detailed credit and underwriting policies

•	Specific diversification requirements such as asset class, geography and industry

•	Comprehensive due diligence and ongoing credit analysis

•	Establishing and reviewing credit quality ratings for portfolio investments

•	Aggregate single and group counterparty exposure limits

•	The Company has established target capital levels that exceed regulatory minimums

•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	Ongoing monitoring and reporting against pre-established limits

•	For certain classes of in-force business (participating, experience rated and non-guaranteed), a portion of evolving adverse experience may be reflected through premium increases and/or benefit reductions

•	Effects of large and sustained adverse credit developments are measured through Dynamic Capital Adequacy Testing and other stress-testing techniques
For additional credit risk disclosure please see Note 6 to SLF Inc.’s 2008 Consolidated Financial Statements- Financial Instruments Risk Management under Section a) Credit Risk.
Market Risk
Risk Description
Sun Life Financial is exposed to significant financial and capital market risks, including changes to interest rates, credit spreads, equity market prices, foreign currency exchange rates, real estate values, private equity values and market volatility. These factors can also give rise to liquidity risk if the Company is forced to sell assets at depressed market prices in order to fund its commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.
Market Risk Management Governance and Control
Sun Life Financial employs a wide range of market risk management practices and controls, as outlined below:
•	Enterprise-wide equity risk management policies

•	Product development and pricing policies requiring detailed risk assessment and provision for material market risks

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Hedging and asset/liability management programs are maintained in respect of key selected market risks (see Hedging and Asset/Liability Management below)

•	The Company has established target capital levels that exceed regulatory minimums
•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

•	For certain classes of in-force business (participating, experience rated and non-guaranteed), a portion of evolving adverse experience may be reflected through premium increases and/or benefit reductions

•	Ongoing monitoring and reporting against pre-established limits

•	Effects of large and sustained adverse market movement are measured through Dynamic Capital Adequacy Testing and other stress-testing techniques
Hedging and Asset/Liability Management
For interest-sensitive businesses, such as individual and group annuities, duration management and key rate duration techniques are used to manage interest rate risk exposures to within prescribed tolerance limits and ranges.
Sun Life Financial is exposed to equity risk from a number of sources.
In particular, the Company derives a portion of its revenue from fee income generated by its asset management businesses and on certain insurance and annuity contracts where fee income is levied on account balances that directionally move in line with general equity market levels. Fee income is assessed as a percentage of assets under management and, therefore, varies directly with the value of such assets. Sun Life Financial also has direct exposure to equity markets as a result of the investments supporting other general account liabilities, surplus and employee benefit plans. These exposures generally fall within the Company’s risk taking philosophy and appetite and, hence, are generally not hedged.
The Company is also exposed to equity risk through various classes of variable annuity business which provide guarantees linked to underlying fund performance. These guarantees may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds. The cost of providing for these guarantees increases under volatile and declining equity market conditions. Due to the non-linear fashion with which these cost increases can occur, the Company has implemented hedging programs, involving the use of derivative instruments, in order to reduce its exposure to this particular class of equity risk. These programs are primarily focused on hedging a portion of the economic costs associated with providing the above-mentioned variable annuity guarantees. Since the economic present value of benefits being hedged will generally differ from the financial statement value, and other policy elements (primarily fees) remain unhedged, this approach will result in residual volatility to equity market shocks in reported income.
Sun Life Financial’s hedging strategy is applied both at the line of business/product level and enterprise level using a combination of static (i.e. purchasing of longer dated equity put options) and dynamic (frequent rebalancing of short- dated equity and interest rate futures contracts) hedging techniques. (See also Derivative Financial Instruments and Risk Mitigation in the Investment section of this MD&A on page 31).
The general availability and cost of these hedging instruments may be adversely impacted by volatile and declining equity and interest rate market conditions. In addition, these hedging programs may themselves expose the Company to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk (see Credit Risk section), model risk and other operational risks. While the Company’s hedging programs include various elements aimed at mitigating these effects, (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing with primarily highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings volatility remain.
As an international provider of financial services, Sun Life Financial operates in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which it operates, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. However, changes in exchange rates can affect Sun Life Financial’s net income and surplus when results in local currencies are translated into Canadian dollars. These results are not hedged and, in general, a weakening in the local currency of the Company’s foreign operations relative to the Canadian dollar will have a negative impact on Sun Life Financial’s net income.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
For additional market risk disclosure please see Note 6 to SLF Inc.’s 2008 Consolidated Financial Statements- Financial Instruments Risk Management under Section c) Market Risk.
Sensitivity measures
Risk Measurement — Sensitivity of Earnings
The value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of interest rates and equity market prices. The following table sets out the immediate impact or sensitivity of the Company’s earnings to certain spontaneous changes in interest rates and equity market prices, based on the existing business mix.
The sensitivities presented measure the estimated impact on net income and capital based on a starting point of December 31, 2008 and immediate changes in interest rates and equity market prices noted below as well as business mix on that date. Changes to the starting point, interest rates, equity market prices and business mix will result in different estimated sensitivities. Further changes to interest rates and equity market prices in excess of the ranges illustrated will result in greater than proportional impacts. The sensitivities are forward looking statements based on the assumptions set out and the risk factors under the heading Forward Looking Statements on page 2.

Increase (Decrease) in Earnings (1)
($ millions)

Interest Rate Sensitivity (2)
1% Increase	100 to 150
1% Decrease	(150) to (200)
Equity Market Sensitivity (3)
10% Increase	250 to 300
10% Decrease	(275) to (350)

(1)	Reflects business and asset portfolios at December 31, 2008.

(2)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.

(3)	Represents a 10% change in equity markets.
Each of the sensitivities provided above is calculated assuming that all other variables remain constant. These are directional estimates of the underlying income sensitivity of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future earnings. Given the nature of these calculations, the Company cannot provide assurance that those actual earnings impacts will be within the indicated ranges.
Insurance Risk
Risk Description
Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour and reinsurance.
Insurance Risk Management Governance and Control
Insurance risk is managed through a number of enterprise-wide controls addressing a wide range of insurance risk factors, as follows:
•	Enterprise-wide insurance underwriting and claims, product development and pricing, and reinsurance risk management policies

•	Product development and pricing policies require detailed risk assessment and provision for material insurance risks

•	Various limits, restrictions and fee structures may be introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection

•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function

•	Principle of diversification and risk pooling applies with aggregation of broad exposures across product lines, geography, distribution channels, etc.

•	The Company has established target capital levels that exceed regulatory minimums

•	Reserve provisions are established in accordance with standards set forth by the Canadian Institute of Actuaries

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	For certain classes of in-force business (participating, experience rated and non-guaranteed), a portion of evolving adverse experience may be reflected through premium increases and/or benefit reductions

•	Effects of large and sustained adverse market movement are measured through Dynamic Capital Adequacy Testing and other stress-testing techniques

•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured)

•	Experience studies (both Company specific and industry level) and Earnings-by-Source analysis are continuously monitored and factored into ongoing valuation, renewal and new business basis setting processes

•	Sun Life Financial purchases reinsurance for certain risks underwritten by its various insurance businesses. Sun Life Financial has established a reinsurance ceded policy to set acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. The Company’s reinsurance counterparty risk profile is monitored closely, including through regular reporting to the Risk Review Committee of the Board of Directors
Operational Risk
Risk Description
Operational risk is the uncertainty arising from larger than expected losses or damage to reputation resulting from inadequate or failed internal processes, controls, people, systems or from external events. This risk class encompasses a wide range of risks, including those pertaining to legal, regulatory and market conduct, business continuity, model risk, information system security and privacy, third-party relationships, fraud, environmental risk and human resource management.
Operational Risk Management Governance and Control
There is ongoing monitoring and reporting of significant operational risks to senior management and the Audit and Risk Review Committees of the Board of Directors. Enterprise-wide policies and operating guidelines, and risk management governance and control processes, have been established for all significant operational risks.
•	Enterprise-wide policies for all significant operational risks, supported by an annual compliance self-assessment process

•	A comprehensive insurance program, including appropriate levels of self-insurance, is maintained to provide protection against a specified range of potential operational losses.

•	An environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios) from losses due to environmental issues and to help ensure compliance with applicable laws.

•	Business continuity, crisis management and disaster recovery programs have been implemented and undergo periodic testing

•	An enterprise-wide Security Program has been established, consisting of policies, procedures, processes, and technology, aligned to appropriate industry standards and compliant with applicable laws and regulations.
•	Privacy policies, privacy officers and processes have been established to provide guidance on handling private and confidential information for reporting of privacy issues to appropriate management for response and resolution

•	Ongoing monitoring and reporting, including regular briefings to the Audit and Risk Review Committees of the Board of Directors

•	Annual enterprise-wide attestation by all employees regarding compliance with the Sun Life Financial Code of Business Conduct.
Strategic Risk
Risk Description
Strategic risk is the risk to future earnings and capital arising from changes in the competitive, economic, legal or political environment, changing customer behaviour, or a failure to achieve the Company’s strategic or long-term business plans, either through incorrect choices or improper implementation of those choices.
Strategic Risk Management Governance and Control
Strategic risk is managed through the Company’s formal strategic and business planning process. The Company’s business plans are subject to approval by the Board of Directors, who also receive regular reviews of implementation progress against key business plan objectives. Merger and acquisition transactions are governed by a Board-approved risk management policy and significant transactions require the Board of Directors’ explicit approval. The Company develops

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MANAGEMENT’S DISCUSSION AND ANALYSIS
and maintains a register of enterprise key risks, which represent a key input into the business planning process. The RRC receives regular updates of the enterprise key risks.
Financial Position and Liquidity
The Company’s asset/liability management allows it to maintain its strong financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view to matching them with its liabilities of various durations.
Principal Sources of Funds
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.
As at December 31, 2008, the Company maintained cash, cash equivalents and short-term securities totalling $8.9 billion, of which 3% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 19% at the end of 2007. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term liabilities.
Net cash, cash equivalents and short-term securities increased by $3.4 billion in 2008. Cash flows generated by operating activities increased by $669 million in 2008 from 2007 mainly from lower levels of maturities and surrenders of $940 million mostly due to a maturity of a large medium-term note in 2007 which did not reoccur in 2008. This decrease in cash requirements was partially offset by increased levels of death and disability payments of $224 million and higher health benefits of $322 million on business growth in Canada group health and the acquisition of the Genworth EBG business in SLF U.S. in May 2007. Net cash from investing activities increased by $3.8 billion over 2007 mainly from lower 2008 net purchases of long-term invested assets and short-term securities of $1.7 billion. There was a cash contribution of $1.5 billion from the Company’s sale of its interest in CI Financial Income Fund compared to cash used for the Genworth EBG business acquisition in the second quarter of 2007. Financing activities decreased cash by $407 million during 2008 compared to 2007. The net contribution from the issuance and redemption of debt and preferred shares in 2008 was $589 million compared to $1.2 billion in 2007. The repurchase of common shares was $285 million lower in 2008 than 2007. Dividends paid to common shareholders in 2008 were $57 million higher than the amount paid in 2007. There was also an increase of $642 million in 2008 due to the fluctuation of the Canadian dollar against foreign currencies.

($ millions)	2008	2007	2006

Net cash provided by operating activities	1,737	1,068	4,469

Net cash provided by (used in) financing activities	(499)	(92)	356

Net cash provided by (used in) investing activities	1,780	(2,010)	(2,647)

Changes due to fluctuations in exchange rates	642	(299)	18

Increase (decrease) in cash and cash equivalents	3,660	(1,333)	2,196

Cash and cash equivalents, beginning of year	3,603	4,936	2,740

Cash and cash equivalents, end of year	7,263	3,603	4,936

Short-term securities, end of year	1,616	1,897	1,303

Cash, cash equivalents and short-term securities, end of year	8,879	5,500	6,239

Sun Life Financial Inc.	54

MANAGEMENT’S DISCUSSION AND ANALYSIS
Liquidity
The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. To strengthen its liquidity further, the Company actively manages and monitors its:
•	Capital levels

•	Asset levels

•	Matching position

•	Diversification and credit quality of its investments

•	Cash forecasts and actual amounts against established targets
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
In 2001 and 2002, Sun Life Capital Trust (SLC Trust), an unconsolidated subsidiary of the Company, issued $950 million (Series A) and $200 million (Series B) of Sun Life ExchangEable Securities (SLEECS). Pursuant to the share exchange agreement with Sun Life Assurance and Sun Life Financial, if SLC Trust fails to pay the indicated yield on the SLEECS securities on each regular distribution date, both Sun Life Assurance and SLF Inc. are subject to certain restrictions on paying dividends on their respective securities. In addition, under certain circumstances holders of the SLEECS securities have the right to convert these securities into a new series of Sun Life Assurance preferred shares or Sun Life Financial common shares. SLC Trust is expected to continue to pay the indicated yield at each distribution date.
The Company also maintains various credit facilities used for general corporate purposes. As at December 31, 2008, the Company had two committed syndicated credit facilities totalling US$1.5 billion ($1.8 billion) of which US$860 million ($1.0 billion) was utilized and the Company had uncommitted bi-lateral credit facilities totalling $308 million of which $194 million was utilized. All utilization was in respect of letters of credit. The maturity of these credit facilities as at December 31, 2008 ranges from one year to three and a half years.
The agreements relating to the Company’s committed syndicated credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and other such matters, all of which had been met as at December 31, 2008.
These covenants include but are not limited to the maintenance of total equity of at least $12 billion, tested as of the last day of each fiscal quarter. Sun Life Financial’s total equity was $17.4 billion as at December 31, 2008.
Sun Life Financial’s failure to comply with the covenants under the committed credit facilities would, subject to grace periods in the case of certain covenants, result in an event of default. This could require the Company to repay any outstanding borrowings or to cash collateralized letters of credit under such facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facilities described above.
Based on the Company’s historical cash flows, coupled with a move toward more liquid investments, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
Capital
SLF Inc. has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and optimize shareholder return. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. SLF Inc.’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings, while maintaining a capital-efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.
The Board of Directors is responsible for the annual review and approval of the Company’s capital plan. The Risk Review Committee of the Board of Directors reviews and approves SLF Inc.’s capital policy annually. Management oversight of the

Sun Life Financial Inc.	55

MANAGEMENT’S DISCUSSION AND ANALYSIS
Company’s capital programs and position is provided by the Capital Management Committee that is chaired by the Executive Vice-President and Chief Financial Officer. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy.
The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include the Company’s preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, the Company’s capital also includes SLEECS issued by SLC Trust.
Notes 10, 13 and 15 to SLF Inc.’s 2008 Consolidated Financial Statements include additional details on the Company’s capital. The following table summarizes the sources of the Company’s capital position over the past three years.
Source of Capital

($ millions)	2008	2007	2006

Subordinated debt	2,576	1,796	1,456
Trust Securities(1)	1,150	1,150	1,849
Equity
Participating policyholders’ equity	106	95	92
Preferred shareholders’ equity	1,495	1,495	1,250
Common shareholders’ equity	15,808	15,627	15,842

Total Equity	17,409	17,217	17184

Total Capital	21,135	20.163	20,489

Ratio of debt to total capital	17.6%	14.6%	16,.1%
Ratio of debt plus preferred shares to total capital	24.7%	22.0%	22.2%

(1)	Includes SLEECS and Partnership Capital Securities(PCS). The PCS were redeemed in May 2007
In 2008, common shareholders’ equity capital increased to $15.8 billion compared with 2007, an increase of $181 million over 2007 and reflected the after-tax capital gain of $825 million on the disposition of the Company’s interest in CI Financial and the $1.8 billion change in the value of the foreign currency translation account. These increases were partially offset by the $217 million of common shares repurchased and cancelled, common share dividends paid in the amount of $809 million, and the $1.4 billion change in other comprehensive income due to unrealized losses on available-for-sale assets.
In January 2008, the Company issued $400 million of Series 2008-1 Subordinated Unsecured Fixed/Floating Debentures, yielding 5.59% annually, due in 2023 and in June 2008, $350 million of Series 2008-2 Subordinated Unsecured Fixed/Floating Debentures, yielding 5.12% annually, due in 2018.
As at December 31, 2008, the Company’s debt capital consisted of $2.6 billion in subordinated debentures with maturity dates between 2015 and 2042 and $1.2 billion of SLEECS with maturity dates between 2031 and 2052. The maturity dates of the Company’s long-term debt are well distributed over the medium-to long-term horizon to maximize the Company’s financial flexibility and minimize refinancing requirements within a given year.
In addition to the above long-term debt, the Company also has $1.8 billion of public issuances and $1.4 billion of private financings in connection with financing arrangements to address U.S. statutory reserve requirements for certain universal life contracts.
The current market environment continues to provide challenges for raising capital. However, management believes that the Company’s strong underlying business franchise and financial ratings will provide adequate access to comparatively cost-efficient external financing.
The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, increased by 2.7% over the past year to 24.7% as at December 31, 2008.

Sun Life Financial Inc.	56

MANAGEMENT’S DISCUSSION AND ANALYSIS
In 2008, SLF Inc. purchased and cancelled 4.8 million common shares at a cost of $217 million.
The Company grants stock options to certain employees and directors, which may be exercised at the closing price of the common shares on the trading day preceding the grant date. As at February 6, 2009, 10 million options to acquire SLF Inc. shares and 559.7 million common shares of SLF Inc. were outstanding.

Number of Common Shares Outstanding
(in millions)	2008	2007	2006

Balance, beginning of year	564.1	571.8	582.0
Stock options exercised	0.4	2.1	2.2
Shares repurchased	(4.8)	(9.8)	(12.4)

Balance, end of year	559.7	564.1	571.8

Number of Stock Options Outstanding
(in millions)	2008	2007	2006

Balance, beginning of year	8.2	9.1	10.0
Options issued	2.3	1.3	1.5
Options exercised or cancelled	(0.5)	(2.2)	(2.4)

Balance, end of year	10.0	8.2	9.1

Shareholders’ Dividends
SLF Inc. increased its quarterly common shareholders’ dividend to $0.36 per share in the first quarter of 2008. Total common shareholder dividends declared in 2008 were $1.44 per share, up 9% from $1.32 in 2007.
The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of its Board of Directors and is dependent on the Company’s results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. The Board of Directors reviews the level of dividends on a periodic basis.

Dividends Declared for 2008
Amount per share
Common shares	$1.44

Class A preferred shares	Coupon rate	Date issued	Amount per share

Series 1	4.75%	February 25, 2005	$1.187500
Series 2	4.80%	July 15, 2005	$1.200000
Series 3	4.45%	January 13, 2006	$1.112500
Series 4	4.45%	October 10, 2006	$1.112500
Series 5	4.50%	February 2, 2007	$1.125000

Capital Adequacy
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by OSFI. Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. These guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies.
As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. SLF Inc. was well above its minimum internal targets as at December 31, 2008.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum regulatory MCCSR of 150% or greater. Sun Life Assurance’s MCCSR ratio of 232% as at December 31, 2008 was well above minimum regulatory levels.
The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets. The estimated impact on the MCCSR of Sun Life Assurance from an immediate 10% increase across all equity

Sun Life Financial Inc.	57

MANAGEMENT’S DISCUSSION AND ANALYSIS
markets as at December 31, 2008 would be a 2% to 4% increase in MCCSR. Conversely, the estimated impact on the MCCSR of Sun Life Assurance from an immediate 10% drop across all equity markets would be a 3% to 5% decrease in MCCSR. The information concerning MCCSR is a forward-looking statement and based on the assumptions set out. It is subject to the risk factors described under the heading Forward-looking Statements on page 2.
The current market environment highlighted the need to revise the treatment of certain components of capital to better reflect both the nature of the risks and the quality of capital supporting these risks. In response to the issues surfaced, OSFI issued several revisions to the current MCCSR rules effective December 2008. First, the minimum capital rules for segregated fund guarantees were updated to differentiate between near-term and long-term obligations. Second, companies were given the option to exclude from available capital the net after-tax unrealized gains and losses on available-for-sale bonds reflected in other comprehensive income to better reflect the long-term nature of these bonds. Finally, the requirement to hold capital for interest margin pricing risk was eliminated to avoid potential redundancy with risk charges and actuarial reserves.
The following table shows the components of the MCCSR for Sun Life Assurance for the last three years.

Sun Life Assurance MCCSR
($ million)	2008	2007	2006

Capital available
Retained earnings and contributed surplus	10,117	9,957	9,148
Other comprehensive income	(841)	(1,521)	(838)
Common and preferred shares	1,996	1,446	1,446
Innovative instruments and subordinated debt	2,600	2,400	2,399
Other	219	531	1,096
Less:
Goodwill and intangibles in excess of limit	1,893	1,607	1,501
Non-life investments and other	1,585	1,555	1,686

Total capital available	10,613	9,651	10,064

Required capital
Asset default and market risks	2,620	2,497	2,532
Insurance risks	1,279	1,276	1,198
Interest rate risks	683	861	812
Other	—	(110)	—

Total capital required	4,582	4,524	4,542

MCCSR ratio	232%	213%	222%
Year over year, Sun Life Assurance’s available capital increased by $962 million. The positive impact of the weakening of the Canadian dollar on the value of the currency translation account and the portion of the proceeds of the CI Financial transaction attributable to Sun Life Assurance more than offset the unfavourable impact of declining equity markets, investment write-downs and widening credit spreads on earnings and equity. Capital required remained relatively flat year over year as the unfavourable impact of lower equity markets was largely offset by the positive impact of the above-mentioned change to the segregated fund guarantee capital rules and the elimination of the interest margin pricing risk. Additional details concerning the calculation of available capital and MCCSR are included in the 2008 AIF of SLF Inc. under the heading Regulatory Matters.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are required to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.) (Sun Life (U.S.)), qualifies as a significant foreign life subsidiary. Sun Life U.S. is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners. In spite of the current market challenges, through a combination of reinsurance arrangements, refinements to existing hedging arrangements and capital injections from its parent, SLF Inc., the risk-based capital (RBC) ratio of Sun Life U.S. exceeded the minimum regulatory level of 200% as at December 31, 2008.

Sun Life Financial Inc.	58

MANAGEMENT’S DISCUSSION AND ANALYSIS
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local regulatory requirements as at December 31, 2008.
Off-balance Sheet Arrangements
In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:
•	Earn management fees and additional spread on a matched book of business

•	Reduce financing costs
While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:
•	Asset securitizations

•	Securities lending
Asset securitizations
The Company engages in asset securitization activities primarily to earn origination and/or management fees by leveraging its investment expertise to source and manage assets for the investors. Periodically, the Company sells mortgage and/or bond assets to a non-consolidated special purpose entity (SPE), which may also purchase investment assets from third parties. The SPE funds the asset purchase by selling securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment interest in the issued securities.
The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis so that the Company has no exposure to the default risks associated with the assets in the SPEs other than through any retained interests held by the Company.
The table summarizes the Company’s asset securitization program. Additional information is available in Note 5 to SLF Inc.’s 2008 Consolidated Financial Statements.

($ millions)	2008	2007

As at December 31

Securitized assets under management	2,269	1,939

The Company’s retained interests	70	91

For the year ended December 31

Cash flow received on retained interests and servicing fees	12	14

Securities Lending
The Company lends securities in its investment portfolio to other institutions for short periods to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including non-cash collateral deficiency, in securities lending transactions. Additional information on securities lending is available in Note 5 to SLF Inc.’s 2008 Consolidated Financial Statements.
Commitments, Guarantees, Contingencies and Reinsurance Matters
In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Notes 6 and 21 to SLF Inc.’s 2008 Consolidated Financial Statements.
The following table summarizes the Company’s significant financial liabilities and contractual obligations as at December 31, 2008.

Sun Life Financial Inc.	59

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Liabilities and Contractual Obligations

	Payments due by period
($ millions)	Total	Within 1 year	1-3 years	4-5 years	Over 5 years

Senior debentures and unsecured financing (1)	6,345	200	1,661	239	4,245
Subordinated debt(1)	4,061	154	307	1,375	2,225
Bond repurchase agreements and securities lending transactions	2,376	2,376	—	—	—
Accounts payable and accrued expenses	2,787	2,787	—	—	—
Borrowed funds (1)	435	66	158	145	66
General fund policyholder liabilities(2)	206,833	13,078	14,216	11,536	168,003

Total liabilities	222,837	18,661	16,342	13,295	174,539

Contractual Commitments(3):
Contractual loan, equity and real estate	1,072	444	551	27	50
Operating leases	425	102	161	104	58

Total contractual commitments	1,497	546	712	131	108

(1)	Expected interest payments included.

(2)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposits, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in the SLF Inc.’s 2008 Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.

(3)	Contractual commitments and operating lease commitments are not reported on the consolidated balance sheets.
Legal and Regulatory Proceedings
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state, securities and insurance regulators in Canada, the United States and other jurisdictions, the SEC, the United States Financial Industry Regulatory Authority and state attorney generals in the United States, from time to time, make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.
Controls and Procedures
Disclosure Controls and Procedures
The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO), the Executive Vice-President and Chief Financial Officer (CFO) and the Executive Vice-President and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2008, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2008.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with generally accepted accounting principles.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, and based on that assessment concluded that internal control over financial reporting was effective. See Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Chartered Accountants in Sun Life Financial Inc.’s 2008 Consolidated Financial Statements.
No changes were made in the Company’s internal control over financial reporting during the year ended December 31, 2008 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Sun Life Financial Inc.	60